
13001546

FURMANITE CORPORATION

Established 1920

2012 ANNUAL REPORT



Committed to Creating Remarkable Outcomes

THE FURMANITE ORANGE CODE

- Safety Above All Else
- Integrity and Ethical Conduct
- Customer Responsiveness
- Perfect Service and Products
- Global Teamwork and Collaboration
- Leadership
- Innovation and Differentiation
- Continuous Growth and Improvement
- Urgency, Passion and Commitment
- Professional and Positive

FURMANITE®

THE ORANGE WAY

"Working Together as One Global Team"

- One Orange Code of Values
- One Mission
- One Vision
- One Company-Wide Culture
- One Set of Financial Goals
- One Single, Unified Organization Driving Global Growth

OUR MISSION: To safely and cost effectively provide world-class solutions for the full range of each customer's unique local needs – from routine to the most challenging – and to make Furmanite their trusted global provider of every specialty service we offer.

OUR VISION: To safely and ethically establish Furmanite as the world leader in all our service lines by 2014, through innovation, global teamwork, market dominance, project excellence and customer service perfection.

On the Cover: *Furmanite's Douglas Schafer preforms align boring operation in Australia through its Self-Leveling Machine service line.*

CHAIRMAN'S LETTER

Fellow Shareholders,

This has been a far better year for Furmanite than the financial results in this report would indicate! In 2012, we completed a pivotal year of change and action to prepare for significant and responsible future growth. All key foundational elements of the transformation we began in 2010 are now in place, positioning Furmanite as never before to effectively leverage our global footprint, premier brands, extraordinary technical capabilities and rich history of excellence.

Our company has accomplished much to be proud of in our first 93 years, but we firmly believe we are just beginning to address the significant unfulfilled potential before us! We are in many ways a "New Furmanite," with a motivated Global Team working together within a vibrant, customer-focused culture to pursue the many exciting growth opportunities available to us.

While we implemented a great deal of essential change and made substantive strategic progress over the past three years, we have also shown steady revenue growth each year since we began our transformation process. We have also been profitable each year, achieving solid earnings growth in 2010 and 2011. Earnings in 2012, however, were significantly tempered by further deterioration in the European economy and several important strategic accomplishments during the year.

The continuing economic crisis in Europe required us to incur substantial direct restructuring expense and associated operating costs to resize our operations in that region, which in turn caused an unusually large negative tax effect on 2012 earnings. The primary strategic actions that impacted financial results were the implementation of our new Global Organization, relocating our corporate offices to Houston, launching a new Inspection service line and integrating a number of strategic acquisitions. We are pleased that all of this strategic action and restructuring is now behind us!

This has truly been a milestone year for Furmanite, the year in which we largely completed our preparation to confidently move ahead as a "New Furmanite." We have moved intentionally and decisively to position our company for the future, ready to accelerate our momentum toward the vision of world leadership in each of our service lines by the end of 2014. We believe we are entering 2013 with our team fully enabled and empowered to drive our growth toward that vision.

Our strong fourth quarter revenue and operating income results represent a very positive indication that we have indeed done the right things; that we have a great Global Team; that we are on the right course; and that **we have good reason to anticipate remarkable future outcomes for our customers, employees and shareholders!**



Charles R. Cox
Chairman of the Board and
Chief Executive Officer

March 28, 2013



TRANSFORMATION MILESTONES

2014 – Achieving our vision of global service line leadership

2013 – Foundation of the "New Furmanite" in place

2012 – Transformation of the organizational structure, strategic relocation to the Houston Support Center

2011 – Initiated change, defined goals and future organizational structure

2010 – Cost reduction implemented, transformation initiated

2009 – Wake-up call, cost reduction announced

A NEW FURMANITE

In 2012, Furmanite completed "The Orange Way" implementation, its global organizational concept focused on working together as One Global Team, with One Orange Code of Values, One Mission, One Vision, One Company-Wide Culture and One Set of Financial Goals to become One Single, Unified Organization Driving Global Growth.

To this end, Furmanite completed a reorganization of its Global Operations, a matrix linking Furmanite's worldwide service delivery centers, service lines and support operations to facilitate growth. This modernized organization is a significant departure from the past structure, which was based on independent operation of each geographical unit without linking support operations or service line capabilities. The reorganization is designed to empower and operationalize organic growth two ways – geographically and through Furmanite's service lines.

Furmanite also completed its corporate relocation to Houston, Texas, the global center for the industries we serve, creating the Houston Support Center. Furmanite is now favorably located near our customers and to a large concentration of the industrial facilities serviced. The move also allowed Furmanite to bring its senior management team together, instituting a true Global Organization, improving efficiencies, communications and innovation synergies.

And while the company has experienced a cultural and organizational awakening, it remains one of the world's largest specialty industrial services companies, delivering a wide portfolio of inspection, mechanical and engineering services which help monitor, maintain, renew and construct the global energy, industrial and municipal infrastructures. With a footprint spanning six continents and more than 70 locations, and a dedicated corps of technicians, Furmanite is relied upon by Fortune Global 500 corporations for non-discretionary projects that are complex and technically challenging.

ENERGIZING GROWTH

An exciting growth opportunity was realized with the establishment of a new Non-Destructive Testing (NDT) and Inspection service line. Furmanite experienced strong demand for inspection and NDT services throughout 2012, and with three strategic acquisitions, Furmanite has a team of more than 200 highly skilled technicians, project managers and other inspection professionals providing many NDT and inspection services in North America; including automated ultrasonic testing; phased array; exchanger/condenser tube inspection; industrial radiography utilizing conventional computed (CRT) and digital (DRT) radiographic testing methods; visual inspectors certified by API and AWS; inspection program oversight; quality assurance; and project & construction management. These services are being provided to operators and contractors in the refining, chemical, power generation, mid-stream oil & gas, and manufacturing markets.

INNOVATIVE SERVICES AND TECHNOLOGY

Furmanite is the only true global provider of a full-range of engineering solutions – from routine to the most challenging – across multiple service lines, customized to meet the local needs of each customer. Serving a broad range of industry sectors – refining, offshore, sub-sea, pipeline, power generation, chemical, petrochemical, pulp and paper, water utilities, automotive, mining, marine, and steel manufacturing – Furmanite is the technology leader, holding more than 120 trademarks and patents.

New Inspection Service Line

- NDT & Inspection – Providing the full range of NDT services from the routine daily activities to advanced inspection techniques to support maintenance, turnarounds, outages and construction projects.

Specialty Mechanical Service Lines

- Hot tapping/line intervention – Furmanite IPSCO™ equipment services can be performed for line tie-ins, access points and insertion of probes or meters without the need to shut down plant operations.
- Line isolation and localized weld testing – Enhancing the safety of welders and other local craft, Furmanite's single tool can isolate back pressure in open piping systems while flanges are welded in place and then the tool can be directly utilized to provide a hydrostatic test on the new weld to verify integrity.
- Heat treating – State-of-the-art, Furmanite-trademarked Supervisory Control & Data Acquisition (SCADA) technology incorporates enhanced temperature control capabilities from ambient to 2400 degrees Fahrenheit, reducing manpower needs, providing reliable encrypted record keeping, increasing accuracy and safety during the entire thermal process.
- Technical bolting – Complete bolt torquing and tensioning services backed by qualified procedures and a leak-free start up guarantee utilizing Furmanite's pressurized system integrity management system (PSIM) technology.
- On-site machining – When time and precision are critical, Furmanite brings the machine shop to our clients. With our OEM line of SILK™ field machining equipment, Furmanite can provide, with workshop-like tolerances, virtually any type of in-situ machining operations to virtually any size in conjunction with our Self-Leveling Machine laser-guided technologies.
- Leak sealing – As the developer of the first on-line leak sealing services, Furmanite engineers and manufactures compounds for repairing steam, hydrocarbons, gas, air, chemicals and liquids for leaks from temperatures ranging from 1600 degrees Fahrenheit to cryogenic, and for subsea applications.
- Composite repair – Code accepted pipe tank and vessel repairs with no interruption to plant operations utilizing Furmanite's in-house engineering in conjunction with certified fiberglass, epoxy and carbon fiber composite materials.
- Valve repair – As the world's largest single-owned valve repair company, Furmanite's ValveOne™ program provides web-based, real-time monitoring of values in service or storage. Furmanite also manufactures, assembles and distributes valves for some of the leading valve companies.
- Trevitest – A patented Furmanite diagnostic recorder allows testing of valves under normal operating conditions, measuring pressure, lift, displacement and sound via acoustic detection.



Other Services

- OEM equipment sales
- Customized engineered solutions
- Corrosion management services
- OEM Wilson Snyder™ Coker switch valves
- Pipe freeze plugging services
- Specialty polymer/concrete repair
- Patented method of tank roof repair
- Conductor chocking services (Smart Shim)

FURMANITE'S FUTURE OPPORTUNITIES

Looking long term, Furmanite's Global Team is motivated and encouraged by its progress. Tough decisions and hard work are paying off. All key foundational elements of the transformation began in 2010 are now in place, positioning Furmanite as never before to effectively leverage its global footprint, premier brands, extraordinary technical capabilities and rich history of excellence. Furmanite remains steadfastly committed to reaching its full potential and delivering on its vision to safely and ethically establish Furmanite as the world leader in all its service lines by 2014.





Furmanite was chosen as the trusted specialty contractor on a technically complex offshore line intervention project in the Bay of Campeche, Mexico. Furmanite provided four, 36-inch hot taps and line stops on a platform where more than half of the crude oil produced in Mexico passed through it. The project was a success and service was uninterrupted.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File Number 1-5083

FURMANITE CORPORATION
(Exact name of Registrant as specified in its Charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**74-1191271** **(IRS Employer Identification No.)**
10370 Richmond Avenue **Suite 600** **Houston, Texas** **(Address of principal executive offices)**	**77042** **(zip code)**

(713) 634-7777
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Without Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates on June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was $176,081,124 based on the closing price of the registrant's common stock, $4.86 per share, reported on the New York Stock Exchange on such date.

There were 37,320,575 shares of the registrant's common stock outstanding as of March 5, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be furnished to stockholders in connection with its 2013 Annual Meeting of Stockholders are incorporated by reference in Part III of this Report.

FURMANITE CORPORATION AND SUBSIDIARIES

INDEX

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Report") contains forward-looking statements within the meaning of sections 27A of the Securities Act of 1933, as amended, and 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Report, including, but not limited to, statements regarding the Company's future financial position, business strategy, budgets, projected costs, savings and plans, and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "might," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. The Company bases its forward-looking statements on reasonable beliefs and assumptions, current expectations, estimates and projections about itself and its industry. The Company cautions that these statements are not guarantees of future performance and involve certain risks and uncertainties that cannot be predicted. In addition, the Company based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate and actual results may differ materially from those expressed or implied by the forward-looking statements. One is cautioned not to place undue reliance on such statements, which speak only as of the date of this Report. Unless otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, or otherwise.

PART I

Item 1. Business

Company Overview

Furmanite Corporation (the "Parent Company") together with its subsidiaries (collectively, the "Company" or "Furmanite") provides specialized technical services, including on-line services (formerly referred to as "under pressure services") such as leak sealing, hot tapping, line stopping, line isolation, composite repair, valve testing and certain non-destructive testing and inspection. In addition, the Company provides off-line services (formerly referred to as "turnaround services") including on-site machining, heat treatment, bolting, valve repair and other non-destructive testing and inspection services; and other services including smart shim services, concrete repair, engineering services, and valve and other products and manufacturing. These services and products are provided primarily to electric power generating plants, petroleum industry, which includes refineries and off-shore drilling rigs (including subsea), chemical plants and other process industries in the Americas (which includes operations in North America, South America and Latin America), EMEA (which includes operations in Europe, the Middle East and Africa) and Asia-Pacific through a wholly owned subsidiary of the Parent Company, Furmanite Worldwide, Inc. ("FWI"), and its domestic and international subsidiaries and affiliates.

The Company was incorporated in Delaware on January 23, 1953. The Company's principal operating office is located at 10370 Richmond Avenue, Suite 600, Houston, Texas 77042 and its telephone number is (713) 634-7777.

The Company files annual, quarterly, and other reports and information with the Securities and Exchange Commission ("SEC") under the Exchange Act. These reports and other information that the Company files with the SEC may be obtained on the SEC website at www.sec.gov.

The Company also makes available free of charge on or through the Internet website, www.furmanite.com (select the "Financial Information" link under the "Investors" menu option), Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other information statements and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15 (d) of the Exchange Act as soon as reasonably practicable after the reports are electronically filed with, or furnished to, the SEC. Also available on the Company's website free of charge are copies of the Company's Audit Committee Charter, Compensation Committee Charter, Nominating and Governance Committee Charter, Code of Ethics, Corporate Governance Guidelines, and Anti-Bribery and Corruption Policy (select the "Governance" link under the "Investors" menu option). The Code of Ethics applies to all of the Company's officers, employees and directors, including the principal executive officer and principal financial and accounting officer. A copy of this Annual Report on Form 10-K will be provided free of charge upon written request to Investor Relations at the Company's address. Information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this report or any other filing with the SEC.

The Company's common stock, no par value, trades on the New York Stock Exchange ("NYSE") under the ticker symbol "FRM".

Business Segment Data and Geographical Information

See Note 14 under Item 8 "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Operations

Furmanite's business is specialized technical services that are provided to an international base of customers. Furmanite operations were founded in Virginia Beach, Virginia in the 1920s as a manufacturer of leak sealing kits. In the 1960s, Furmanite expanded within the United Kingdom ("U.K."), primarily through its leak sealing products and then into providing services. During the 1970s and 1980s, the Company grew through geographic expansion and the addition of new techniques, processes and services to become one of the largest industrial services companies performing leak sealing and on-site machining in the world. Furmanite was acquired by the Parent Company (Kaneb Services, Inc. at that time) in 1991 to diversify its operations and pursue international growth opportunities. In 2006, the Company, through an asset acquisition, expanded its valve repair and hot-tapping services along with expanding its location footprint in the United States, U.K., Belgium, and the Netherlands, and heat treating services were introduced in 2006. In 2007, Furmanite expanded its operating presence into Bahrain and mainland China and in 2008, expanded into Canada and West Africa to take advantage of existing customer relationships in the area and launch the full range of service lines to existing customers and other markets. In 2010, Furmanite continued to expand its operating presence in Europe to include offices in both Denmark and Sweden. In 2011, Furmanite expanded its onsite machining service capabilities with an asset acquisition to provide for large scale onsite machining. In 2012, Furmanite strengthened its valve repair capabilities with an asset acquisition to support its valve and actuator repair, maintenance and testing services. In addition, Furmanite entered the non-destructive testing and inspection market, introducing certain services based on customer demand, primarily within the Americas.

Products and Services

Furmanite provides on-line repairs of leaks ("leak sealing") in valves, pipes and other components of piping systems and related equipment typically used in flow-process industries (see "Customers and Markets" below). Other on-line services provided include hot tapping, line stopping, line isolation, composite repair, valve testing utilizing its Trevitest system, and visual inspection. In addition, the Company provides off-line services including on-site machining, bolting, valve repair, heat treating, ultrasonic, radiography, phased array, tube testing and repair on such systems and equipment. These services tend to complement leak sealing and other on-line services since these off-line services are usually performed while a plant or piping system is not operating. In addition, Furmanite provides concrete repair, engineering services, valve and other products and manufacturing. In performing these services, technicians generally work at the customer's location, frequently responding on an emergency basis. Over its history, Furmanite has established a reputation for delivering quality service and helping its customers avoid or delay costly plant or equipment shutdowns. For each of the years ended December 31, 2012, 2011 and 2010, on-line services represented approximately 39%, 39%, and 37%, respectively, of total revenues, while off-line services accounted for approximately 45%, 44%, and 46%, respectively, of total revenue and other industrial services represented approximately 16%, 17%, and 17%, respectively, of total revenues.

Furmanite's on-line, leak sealing services are performed on a variety of flow-process industry machinery, often in difficult situations. Many of the techniques and materials are proprietary and some are patented. Furmanite believes these techniques and materials provide Furmanite with a competitive advantage over other organizations that provide similar services. The Company holds over 120 trademarks and patents for its techniques, products, materials and equipment and continues to develop new and update existing patents, as it considers these efforts to be essential to its operations. The patents, which are registered in jurisdictions around the world, expire at various dates through December 2023. The skilled technicians work with equipment in a manner designed to enhance safety and efficiency in temperature environments ranging from cryogenic to 2,400 degrees Fahrenheit and pressure environments ranging from vacuum to 5,000 pounds per square inch. In many circumstances, employees are called upon to custom-design tools, equipment or other materials to achieve the necessary repairs. These efforts are supported by an internal quality control group as well as an engineering group and manufacturing group that work with the on-site technicians in crafting these materials, tools and equipment.

Customers and Markets

Furmanite's customer base includes petroleum refineries, chemical plants, mining operations, offshore energy production platforms, subsea piping systems, steel mills, nuclear and conventional power stations, pulp and paper mills, food and beverage processing plants and other flow-process facilities in more than 50 countries. Most of the revenues are derived from fossil and nuclear fuel power generation companies, petroleum refiners and chemical producers. Other significant markets include offshore oil producers, mining operations and steel manufacturers. As the worldwide industrial infrastructure continues to age, additional repair and maintenance expenditures are expected to be required for the specialized services provided by Furmanite. Other factors that may influence the markets served by Furmanite include regulations governing construction of industrial plants and safety and environmental compliance requirements and the worldwide economic climate. No single customer accounted for more than 10% of the Company's consolidated revenues during any of the past three fiscal years.

Furmanite believes that it is the most recognized brand in its industry. With an over 85-year history, Furmanite's customer relationships are long-term and worldwide. All customers are served from the worldwide headquarters in Houston, Texas and the Company has a substantial presence in EMEA and Asia-Pacific. Furmanite currently operates over 25 offices in the United States ("U.S.") including Saraland, Alabama; Benicia, California; Fairfield, California; Torrance, California; Lombard, Illinois; Hobart, Indiana; Geismar, Louisiana; Gonzales, Louisiana; Sulphur, Louisiana; Paulsboro, New Jersey; Charlotte, North Carolina; Muskogee, Oklahoma; Tulsa, Oklahoma; Pittsburgh, Pennsylvania; Rock Hill, South Carolina; Houston, Texas; La Porte, Texas; Salt Lake City, Utah and Kent, Washington. The worldwide operations are further supported by offices currently located in countries on six continents in Aruba, Australia, Azerbaijan, Bahrain, Belgium, Canada, China, Denmark, France, Germany, Malaysia, The Netherlands, New Zealand, Norway, Singapore, Sweden and the U.K. and by licensee and agency arrangements which are based in Argentina, Brazil, Dominican Republic, Egypt, Hungary, Italy, Japan, Mexico, Peru, Puerto Rico, Romania, South Africa, Thailand, Turkey and the United Arab Emirates. Revenues by major geographic region for 2012 were 56% for the Americas, 33% for EMEA and 11% for Asia-Pacific. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 14 under Item 8 "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K for additional information.

Furmanite's leak sealing on-line and other specialty field services are marketed primarily through direct sales calls on customers by salesmen and technicians based at the various operating locations, which are situated to facilitate timely customer response, 24 hours a day and seven days a week. Customers are usually billed on a time and materials basis for services typically performed pursuant to either job quotation sheets or purchase orders issued under written customer agreements. Furmanite has select master service customer agreements, which can provide coverage for multiple years, and selected services with defined rates from which orders are then released with defined scopes of work. Other customer arrangements are generally short-term in duration and specify the range of, and rates for, the services to be performed. Furmanite typically provides various limited warranties, depending upon the services furnished, and has had no material warranty costs during any of the years ended December 31, 2012, 2011 or 2010. Furmanite generally competes on the basis of service, product performance, technical know-how, engineering solutions and price on a localized basis with smaller companies and the in-house maintenance departments of its customers or potential customers. Furmanite believes it currently has an advantage over in-house maintenance departments because of the ability of its multi-disciplined technicians to use proprietary and patented techniques to perform quality repairs on a timely basis while customer equipment remains in service.

Safety, Environmental and Other Regulatory Matters

Many aspects of Furmanite's operations are subject to governmental regulation. Federal, state and local authorities of the U.S. and various foreign countries have each adopted safety, environmental and other regulations relating to the use of certain methods, practices and materials in connection with the performance of Furmanite's services and operations. Further, because of the international operations, Furmanite is subject to a number of political and economic risks, including taxation policies, labor practices, currency exchange rate fluctuations, foreign exchange restrictions, local political conditions, import and export limitations and expropriation of equipment. Except in certain developing countries, where payment in a specified currency is required by contract, services are paid and operations are typically funded in the currency of the particular country in which the business activities are conducted, which help to mitigate the exchange rate exposure to some degree.

Furmanite's services are often performed in emergency situations under circumstances involving exposure to high temperatures and pressures, potential contact with caustic or toxic materials, fire and explosion hazards and environmental contamination, any of which can cause serious personal injury or property damage. Furmanite manages its operating risks by providing its technicians with extensive on-going classroom and field training and supervision, maintaining a technical support system through its staff of specialists, establishing and enforcing strict safety and competency requirements, standardizing procedures and evaluating new materials and techniques for use in connection with the lines of service. Furmanite also maintains insurance coverage for certain risks, although there is no assurance that insurance coverage will continue to be available at rates considered reasonable or that the insurance will be adequate to protect Furmanite against liability or loss of revenues resulting from the consequences of a significant accident.

Furmanite is subject to federal, state and local laws and regulations in the U.S. and various foreign locations relating to protection of the environment. Although the Company believes its operations are in compliance with applicable environmental regulations, there can be no assurance that environmental costs and liabilities will not be incurred by the Company. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from operations of the Company, could result in environmental costs and liabilities to the Company. The Company has recorded, in other liabilities, an undiscounted reserve for environmental liabilities related to the remediation of site contamination for properties in the U.S. in the amount of $0.9 million and $1.0 million as of December 31, 2012 and 2011, respectively. While there is a reasonable possibility due to the inherent nature of environmental liabilities that a loss exceeding amounts already recognized could occur, the Company does not believe such amounts would be material to its financial statements.

Employees

At December 31, 2012, the Company had 1,833 employees. As of December 31, 2012, approximately 333 employees were subject to representation by unions or other similar associations for collective bargaining or other similar purposes, including 169 employees in the U.K. who are subject to a collective bargaining contract. The Company considers relations with its employees to be good.

Item 1A. Risk Factors

In evaluating the Company, the factors described below should be carefully considered. The occurrence of one or more of these events could materially and adversely affect the Company's business, prospects, financial condition, results of operations or cash flows.

Weakness in the industries Furmanite serves could adversely affect demand for our services.

A substantial portion of the business depends upon the levels of capital investment and maintenance expenditures in the refining and chemical industries, as well as the power generation and other process industries. The levels of capital and maintenance expenditures by Furmanite's customers are affected by general economic conditions, conditions in their industries and their liquidity, as well as cyclical downturns in these industries and fluctuations in oil prices. Continued weaknesses in the sectors served by Furmanite could adversely affect the demand for Furmanite's services.

Political, economic, regulatory or other conditions in foreign countries in which Furmanite operates could adversely affect the financial condition, results of operations or cash flow of the Company.

Operations in foreign jurisdictions accounted for approximately 45% of total revenues for the year ended December 31, 2012. The Company expects foreign operations to continue to be an important part of its business. Foreign operations are subject to a variety of risks, such as:

- risks of economic instability;
- potential adverse changes in taxation policies;
- disruptions from labor and political disturbances;
- adverse changes in tariffs or import or export restrictions; and
- terrorist acts, acts of war or insurrections.

Terrorist acts, acts of war, political unrest, public health concerns, labor disputes or national disasters may disrupt our operations, as well as those of our customers. These types of acts could weaken domestic and global economies and create additional uncertainties, thus forcing our customers to reduce their capital spending, or cancel or delay projects, which could have a material adverse impact on our business, operating results and financial condition, including loss of sales or customers.

In addition, as a result of our global operations, we face a variety of special United States and international legal and compliance risks, as well as to the risks of our domestic business. These federal, state and local laws, regulations and policies are complex, change frequently, have tended to become more stringent over time and increase our cost of doing business. These laws and regulations include environmental, health and safety regulations, data privacy requirements, international labor laws, anti-corruption and bribery laws such as the United States Foreign Corrupt Practices Act ("FCPA") and U.K. Bribery Act, and trade sanctions laws and regulations. In the event new laws and regulations are enacted or existing laws are amended, implementing compliance with such new or amended laws may result in a loss of revenue, increased costs of doing business and a change to our strategic objectives, all of which could adversely affect our results of operations. In addition, we are subject to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take action determined to be in violation of any of these laws.

Although the Company takes reasonable measures to comply with the FCPA and U.K. Bribery Act and to ensure that its employees, agents and intermediaries comply with the FCPA and U.K. Bribery Act, it cannot assure that such precautions will protect it against liability, particularly as a result of actions taken in the past, or which may be taken in the future for which the Company may have exposure under these laws. An actual or alleged violation could result in substantial fines, sanctions, civil or criminal penalties, debarment from government contracts, curtailment of operations in certain jurisdictions, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect our results of operations, financial condition, strategic objectives or cash flows.

The Company may be adversely affected by fluctuations in foreign currency exchange rates and foreign exchange restrictions.

The Company is exposed to fluctuations in foreign currencies, which represent a significant portion of total revenues, and certain costs, assets and liabilities are denominated in currencies other than the U.S. dollar. The primary foreign currencies of the Company are the Euro, British pound and Australian dollar. For the year ended December 31, 2012, foreign currency based revenues and operating income were $147.9 million and $5.8 million, respectively. Based on results of operations for the year ended December 31, 2012, the Company estimates that a ten percent fluctuation of all applicable foreign currencies would result in an annual change in revenues and operating income of $13.4 million and $0.5 million, respectively.

The competitive position of Furmanite depends in part on the ability to protect its intellectual property.

The competitive position of Furmanite depends in part upon techniques and materials that are proprietary and, in some cases, patented. The Company holds over 120 trademarks and patents for its techniques, products, materials and equipment. These patents are registered around the world and expire at various dates through December 2023. Although Furmanite believes it has taken appropriate steps to protect the intellectual property from misappropriation, effective protection may be unavailable or limited in some of the foreign countries. In addition, adequate remedies may not be available in the event of an unauthorized use or disclosure of trade secrets and proprietary techniques.

Furmanite's services and products are offered in highly competitive markets, which limits the profit margins and the ability to increase market share.

The markets for Furmanite's services and products are highly competitive. Furmanite competes against large and well established national and international companies as well as regional and local companies. Furmanite also competes with the in-house maintenance departments of customers or potential customers. Competition is based on service, performance and price. If Furmanite does not compete successfully, the business and results of operations could be adversely affected.

If the Company loses any key personnel, the ability to manage the business and continue the growth of the Company could be negatively impacted.

The Company's success is highly dependent on the efforts of its executive officers and key employees. If any of the Company's key employees leave, its business may suffer. The growth of the Company's business is also largely dependent upon its ability to attract and retain qualified personnel in all areas of its business, including technicians and management. If the Company is unable to attract and retain such qualified personnel, it may be forced to limit growth, and its business and operating results could suffer. Organizational changes within the Company could also impact its ability to retain personnel.

The Company is exposed to customer credit risks.

The Company is subject to risks of loss resulting from delinquent payment, nonpayment or nonperformance or other obligations by its customers. If key customers default on their obligations, the financial results of the Company could be adversely affected. Furthermore, some of the Company's customers may be highly leveraged and subject to their own operating and regulatory risks which may also limit their ability to pay or perform.

Changes in the general economy affecting availability of credit may negatively impact the Company's business.

The Company's results of operations could be adversely affected during periods of economic downturn, and the timing and extent of such a decline in the global, or regional economies in which the Company operates, cannot be predicted. Lower levels of liquidity and capital adequacy affecting lenders, increases in defaults and bankruptcies by customers and suppliers, and volatility in credit and equity markets could negatively affect the Company's business, operating results, cash flows or financial condition in a number of ways, including reductions in revenues and profits, increased bad debts, and financial instability of suppliers and insurers. Furthermore, it may be more difficult or costly to access or obtain, in the future, working capital or acquisition opportunity financing.

Climate change legislation or regulations restricting emissions of "greenhouse gases" could result in reduced demand for the Company's services and products.

The adoption and implementation of any regulations which impose limiting emissions of carbon dioxide and other greenhouse gases from customers for whom the Company provides repair and maintenance services could adversely affect demand for the Company's services and products. Furthermore, some scientists have concluded that increasing concentrations of greenhouse gases in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if any such effects were to occur in regions where the Company operates, it could have an adverse effect on the Company's assets and operations. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from operations of the Company, could result in costs and liabilities to the Company.

Our insurance policies may not cover all claims against us or may be insufficient to cover such claims.

We may be subject to various types of claims, including personal injury and property damage. We maintain insurance coverage against these and other risks associated with our business. However, this insurance may not protect us against liability from certain events. We cannot assure that our insurance will be adequate in risk coverage or policy limits to cover all losses or liabilities that we may incur. Moreover, we cannot assure that we will be able in the future to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Any future damages that are not covered by insurance or are in excess of policy limits could have a material adverse effect on our financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The properties owned or utilized by the Company are generally described in Item 1 of this Annual Report on Form 10-K and Note 5 under Item 8 "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. Additional information concerning the obligations of the Company for lease and rental commitments is presented under the caption "Commitments and Contingencies" in Note 13 under Item 8 "Financial Statements and Supplementary Data" on the Annual Report on Form 10-K and under the caption "Contractual Obligations" under Item 7 "Management Discussion and Analysis of Financial Condition and Results of Operations". Such descriptions and information are hereby incorporated by reference into this Item 2.

The Parent Company's corporate headquarters is located in an office building in Houston, Texas, pursuant to a lease agreement that expires in May 2019 and requires monthly lease payments of approximately $36,000 plus certain operating expenses, with annual increases ratably up to approximately $47,000 plus certain operating expenses by 2019 and provides for one five-year renewal period. Functions performed in the corporate headquarters include overall corporate management, planning and strategy, corporate finance, investor relations, accounting, tax, treasury, information technology, legal and human resources support functions. The facilities used in the operations of the Company's subsidiaries are generally held under lease agreements having various expiration dates, rental rates and other terms, except for four properties located in the U.K. and seven properties located in the U.S., which are company-owned.

Item 3. Legal Proceedings

The operations of the Company are subject to federal, state and local laws and regulations in the U.S. and various foreign locations relating to protection of the environment. Although the Company believes its operations are in compliance with applicable environmental regulations, there can be no assurance that costs and liabilities will not be incurred by the Company. The Company has recorded, in other liabilities, an undiscounted reserve for environmental liabilities related to the remediation of site contamination for properties in the U.S. in the amount of $0.9 million and $1.0 million as of December 31, 2012 and 2011, respectively. While there is a reasonable possibility due to the inherent nature of environmental liabilities that a loss exceeding amounts already recognized could occur, the Company does not believe such amounts would be material to its financial statements.

On September 19, 2011, John Daugherty filed a derivative shareholder petition in the County Court at Law No. 3, Dallas County, Texas, on behalf of the Company against certain of the Company's directors and executive officers (collectively "the defendants") and naming the Company as a nominal party. The petition alleged the defendants breached their fiduciary responsibilities in regard to certain internal control matters. The petitioner requested that the defendants pay unspecified damages to the Company. On October 31, 2011, the defendants filed their answer in the lawsuit as well as motions to dismiss it and on February 15, 2013, the case was dismissed.

Furmanite America, Inc., a subsidiary of the Company, is involved in disputes with a customer, INEOS USA LLC, which claims that the subsidiary failed to provide it with satisfactory services at the customer's facilities. On April 17, 2009, the customer initiated legal action against the subsidiary in the Common Pleas Court of Allen County, Ohio, alleging that the subsidiary and one of its former employees, who performed data services at one of the customer's facilities, breached its contract with the customer and failed to provide the customer with adequate and timely information to support the subsidiary's work at the customer's facility from 1998 through the second quarter of 2005. The customer's complaint seeks damages in an amount that the subsidiary believes represents the total proposed civil penalty, plus the cost of unspecified supplemental environmental projects requested by the regulatory agency to reduce air emissions at the customer's facility, and also seeks unspecified punitive damages. The subsidiary believes that it provided the customer with adequate and timely information to support the subsidiary's work at the customer's facilities and will vigorously defend against the customer's claim.

While the Company cannot make an assessment of the eventual outcome of all of these matters or determine the extent, if any, of any potential uninsured liability or damage, reserves of $1.9 million and $1.3 million, which include the Furmanite America, Inc. litigation, were recorded in accrued expenses and other current liabilities as of December 31, 2012 and 2011, respectively.

While there is a reasonable possibility that a loss exceeding amounts already recognized could occur, the Company does not believe such amounts would be material to its financial statements.

The Company has other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes, after consulting with counsel, that the ultimate resolution of such contingencies will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades on the NYSE under the symbol "FRM".

The following table sets forth the range of high and low sales prices per share of the Company's common stock as reported on the NYSE for the periods indicated:

Years Ended December 31,	High	Low
2012:		
First Quarter	$ 8.05	$ 5.89
Second Quarter	$ 6.63	$ 4.10
Third Quarter	$ 6.05	$ 4.00
Fourth Quarter	$ 5.84	$ 3.69
2011:		
First Quarter	$ 8.08	$ 6.38
Second Quarter	$ 8.60	$ 6.24
Third Quarter	$ 8.30	$ 4.77
Fourth Quarter	$ 7.43	$ 5.02

At March 5, 2013, there were approximately 2,087 stockholders of record.

The Company currently intends to retain future earnings for the development of its business, has not paid any cash dividends on its common stock during fiscal 2012 and fiscal 2011, and does not anticipate paying cash dividends on its common stock in the foreseeable future. The Company's dividend policy is reviewed periodically and determined by its Board of Directors on the basis of various factors, including, but not limited to, its results of operations, financial condition, capital requirements and investment opportunities. Additionally, the credit facility for the working capital of FWI contains restrictions on its ability to pay dividends or distributions to the Company. At December 31, 2012, FWI was in compliance with all applicable debt covenants under its credit facility.

Unregistered Sales of Equity Securities

None.

Repurchases of Equity Securities by the Company or Affiliated Purchases

None.

Item 6. Selected Financial Data

The following selected financial data (in thousands, except per share amounts) is derived from the Company's Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Statements of Operations Data:					
Revenues	$ 326,492	$ 316,207	$ 285,953	$ 275,940	$ 320,942
Total costs and expenses[1]	318,980	295,756	272,293	274,406	293,941
Operating income [1]	7,512	20,451	13,660	1,534	27,001
Interest expense, net of interest and other income	(1,342)	(1,143)	(394)	(945)	(1,445)
Income before income taxes	6,170	19,308	13,266	589	25,556
Income tax (expense) benefit [2]	(5,365)	4,662	(3,780)	(3,419)	(3,688)
Net income (loss) [2] [3]	$ 805	$ 23,970	$ 9,486	$ (2,830)	$ 21,868
Earnings (loss) per share:					
Basic	$ 0.02	$ 0.65	$ 0.26	$ (0.08)	$ 0.60
Diluted	$ 0.02	$ 0.64	$ 0.26	$ (0.08)	$ 0.59

1 Includes restructuring charges of $3.6 million, $0.4 million, $5.7 million and $1.1 million for the years ended December 31, 2012, 2011, 2010 and 2009, respectively, relocation charges of $1.6 million and $0.1 million for the years ended December 31, 2012 and 2011, respectively, and impairment charges of $0.4 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively.

2 Includes a $7.7 million income tax benefit related to a reversal of the valuation allowance on the net deferred tax assets in the United States and a $1.2 million acquisition related income tax benefit for the year ended December 31, 2011

3 Includes restructuring charges, net of tax of $3.4 million, $0.3 million, $5.2 million and $0.9 million for the years ended December 31, 2012, 2011, 2010 and 2009, respectively. Includes relocation charges, net of tax, of $1.0 million and $0.1 million for the years ended December 31, 2012 and 2011, respectively, and impairment charges, net of tax, of $0.2 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively.

	December 31,				
	2012	2011	2010	2009	2008
Balance Sheet Data:					
Cash and cash equivalents	$ 33,185	$ 34,524	$ 37,170	$ 36,117	$ 30,793
Working capital	106,854	103,761	88,181	79,611	83,826
Total assets	231,628	207,232	182,101	174,989	173,278
Long-term debt, less current portion	39,609	31,051	30,085	30,139	35,363
Stockholders' equity	119,079	118,889	98,088	85,330	91,317

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto included elsewhere in this Annual Report on Form 10-K.

Business Overview

Furmanite Corporation, (the "Parent Company"), together with its subsidiaries (collectively the "Company" or "Furmanite") was incorporated in 1953 and conducts its principal business through its subsidiaries in the technical services industry. The Company's common stock, no par value, trades under the ticker symbol "FRM" on the NYSE.

The Company provides specialized technical services, including on-line services (formerly referred to as "under pressure services") which include leak sealing, hot tapping, line stopping, line isolation, composite repair, valve testing and certain non-destructive testing and inspection. In addition, the Company provides off-line services (formerly referred to as "turnaround services") including on-site machining, heat treatment, bolting, valve repair and other non-destructive testing and inspection services; and other services including smart shim services, concrete repair, engineering services as well as valve and other products and manufacturing. These services and products are provided primarily to electric power generating plants, petroleum industry, which include refineries and offshore drilling rigs (including subsea), chemical plants and other process industries in the Americas (which includes operations in North America, South America and Latin America), EMEA (which includes operations in Europe, the Middle East and Africa) and Asia-Pacific, through Furmanite.

Financial Overview

For the year ended December 31, 2012, consolidated revenues increased by $10.3 million compared to the year ended December 31, 2011, primarily related to increases within off-line services in the Americas including heat treatment and on-site machining services. Operating results in 2012 have been negatively impacted due to several non-operational factors, including the effects of cost reduction initiatives and the relocation of the Company's corporate headquarters, as well as certain integration, weather and execution related matters. In addition, 2012 results were unfavorably affected by the transitional effects of the formation and implementation of the Company's strategic organizational initiative aligning its services lines, service delivery centers and operations functions globally to maximize its ability to achieve its sustained growth objectives. Consequently, operating income for the year ended December 31, 2012 was $12.9 million lower than the year ended December 31, 2011. Income tax expenses were significantly higher in 2012 due to a combination of circumstances, in contrast to 2011 when income taxes were favorably impacted by a non-operating tax benefit of $8.9 million related to a $7.7 million valuation allowance reversal adjustment as well as an acquisition related deferred tax benefit of $1.2 million. As a result of the items noted above, the Company's net income for the year ended December 31, 2012 decreased by $23.2 million compared to the year ended December 31, 2011.

In the second quarter of 2012, the Company committed to a cost reduction initiative related to further restructuring of its European operations within EMEA. The additional restructuring initiative included workforce reductions throughout the Company's operating, selling, general and administrative functions. The Company has taken these specific actions in order to reduce administrative and overhead expenses and streamline its European operations' structure for improved operational efficiencies in the wake of the continuing challenging economic conditions in the region, the duration of which is uncertain. As of December 31, 2012, the Company has substantially completed the 2012 cost reduction initiative with total restructuring costs incurred of approximately $3.4 million for the year ended December 31, 2012, principally all of which relates to one-time termination benefits. The Company estimates the effects of this initiative will result in annual cost reductions, at 2012 activity levels, of approximately $3.0 million, primarily compensation expenses, approximately two-thirds of which will affect operating costs with the remaining one-third impacting selling, general and administrative costs.

Remaining impacts on operations related to the wind up of prior cost reduction activities, initiated in 2009 and 2010 and which included planned workforce reductions and restructuring of certain functions primarily in EMEA and to a lesser extent in the Americas, were insignificant during the years ended December 31, 2012 and 2011, totaling $0.2 million and $0.4 million, respectively. The combined effect on operations from these initiatives for the year ended December 31, 2010 totaled $5.7 million.

These cost reduction initiatives, as well as direct corporate headquarter relocation costs of $1.6 million in 2012, negatively impacted operating income by $5.2 million, $0.4 million and $5.7 million and net income by $4.3 million, $0.3 million and $5.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company's diluted earnings per share were $0.02, $0.64 and $0.26 per share for the years ended December 31, 2012, 2011 and 2010, respectively.

Results of Operations

	Years Ended December 31,		
	2012	2011	2010
	(in thousands, except per share data)		
Revenues	$ 326,492	$ 316,207	$ 285,953
Costs and expenses:			
Operating costs (exclusive of depreciation and amortization)[1]	233,337	219,146	194,594
Depreciation and amortization expense	8,889	8,231	6,490
Selling, general and administrative expense[2]	76,754	68,379	71,209
Total costs and expenses	318,980	295,756	272,293
Operating income	7,512	20,451	13,660
Interest income and other income (expense), net	(237)	(126)	549
Interest expense	(1,105)	(1,017)	(943)
Income before income taxes	6,170	19,308	13,266
Income tax (expense) benefit[3]	(5,365)	4,662	(3,780)
Net income[4]	$ 805	$ 23,970	$ 9,486
Earnings per share:			
Basic	$ 0.02	$ 0.65	$ 0.26
Diluted	$ 0.02	$ 0.64	$ 0.26

1 Includes restructuring charges of $2.3 million, $0.2 million and $2.0 million for the years ended December 31, 2012, 2011 and 2010, respectively and an impairment charge of $0.9 million for the year ended December 31, 2011.

2 Includes restructuring charges of $1.3 million, $0.2 million and $3.7 million for the years ended December 31, 2012, 2011 and 2010, respectively, relocation charges of $1.6 million and $0.1 million for the years ended December 31, 2012 and 2011, respectively, and an impairment charge of $0.4 million for the year ended December 31, 2012.

3 Includes a $7.7 million income tax benefit related to a reversal of the valuation allowance on the net deferred tax assets and a $1.2 million acquisition related deferred tax benefit for the year ended December 31, 2011.

4 Includes restructuring charges, net of tax of $3.4 million, $0.3 million and $5.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. Includes relocation charges, net of tax, of $1.0 million and $0.1 million for the years ended December 31, 2012 and 2011, respectively, and impairment charges, net of tax, of $0.2 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively.

Additional Revenue Information:

	Years Ended December 31,		
	2012	2011	2010
	(in thousands, except per share data)		
On-line services	$ 126,819	$ 124,836	$ 104,651
Off-line services	146,013	137,883	132,171
Other services	53,660	53,488	49,131
Total revenues	$ 326,492	$ 316,207	$ 285,953

Business Segment and geographical information

	Years Ended December 31,		
	2012	2011	2010
		(in thousands)	
Revenue:			
Americas	$ 182,806	$ 158,515	$ 135,174
EMEA	106,298	118,649	109,373
Asia-Pacific	37,388	39,043	41,406
Total Revenue	326,492	316,207	285,953
Costs and expenses:			
Operating costs (exclusive of depreciation and amortization)			
Americas	128,277	109,305	90,691
EMEA	79,965	84,028	80,429
Asia-Pacific	25,095	25,813	23,474
Total operating costs (exclusive of depreciation and amortization)	233,337	219,146	194,594
Operating costs as a percentage of revenue	*71.5%*	*69.3%*	*68.1%*
Depreciation and amortization expense			
Americas, including corporate	5,519	4,582	3,450
EMEA	1,798	2,011	1,885
Asia-Pacific	1,572	1,638	1,155
Total depreciation and amortization expense	8,889	8,231	6,490
Depreciation and amortization expense as a percentage of revenue	*2.7%*	*2.6%*	*2.3%*
Selling, general and administrative expense			
Americas, including corporate[1]	48,426	38,558	40,192
EMEA	21,350	23,629	25,128
Asia-Pacific	6,978	6,192	5,889
Total selling general and administrative expense	76,754	68,379	71,209
Selling, general and administrative expense as a percentage of revenue	*23.5%*	*21.6%*	*24.9%*
Total costs and expenses	$ 318,980	$ 295,756	$ 272,293

[1] Includes corporate overhead costs of $17.7 million, $13.7 million and $15.4 million for the years ended December 31, 2012, 2011 and 2010, (including $1.6 million, $0.1 million and nil of relocation costs), respectively.

Geographical areas, based on physical location, are the Americas (including corporate), EMEA and Asia-Pacific. The following discussion and analysis, as it relates to geographic information, excludes intercompany transactions and any allocation of headquarter costs to EMEA or Asia-Pacific.

Revenues

For the year ended December 31, 2012, consolidated revenues increased by $10.3 million, or 3.3%, to $326.5 million, compared to $316.2 million for the year ended December 31, 2011. Changes related to foreign currency exchange rates unfavorably impacted revenues by $3.7 million, of which $3.5 million and $0.2 million were related to unfavorable impacts from EMEA and Asia-Pacific, respectively. Excluding the foreign currency exchange rate impact, revenues increased by $14.0 million, or 4.4%, for the year ended December 31, 2012 compared to the same period for 2011. This $14.0 million increase in revenues consisted of a $24.2 million increase in the Americas but was partially offset by an $8.8 million decrease in EMEA and a $1.4 million decrease in Asia-Pacific. The increase in revenues in the Americas was primarily related to increases in its off-line services which included increases in on-site machining, valve repair and heat treatment services of approximately 24% when compared to revenues in the same period in 2011. The decrease in revenues in EMEA was primarily attributable to decreases in off-line services, which included volume decreases in valve repair, bolting and on-site machining services of approximately 15% when compared to revenues in the same period in 2011, as the Company's central European locations within the EMEA region have continued to be negatively impacted by the economic crisis, resulting in sustained lower revenue levels in most service lines. These decreases in revenues were partially offset by moderate volume increases in heat treatment services within off-line services. In addition, other services within the EMEA region decreased primarily related to volume decreases within product and manufacturing services, primarily related to the Company's decision to exit the heat exchanger business in Germany at the end of 2011. The decrease in revenues in Asia-Pacific was attributable to decreases in off-line and other services primarily in Singapore but was partially offset by increases in on-line services in Australia.

For the year ended December 31, 2011, consolidated revenues increased by $30.3 million, or 10.6%, to $316.2 million, compared to $285.9 million for the year ended December 31, 2010. Changes related to foreign currency exchange rates favorably impacted revenues by $9.8 million, of which $5.5 million, $4.0 million and $0.3 million were related to favorable impacts from EMEA, Asia-Pacific and the Americas, respectively. Excluding the foreign currency exchange rate impact, revenues increased by $20.5 million, or 7.2%, for the year ended December 31, 2011 compared to the same period for 2010. This $20.5 million increase in revenues consisted of a $23.0 million increase in the Americas and a $3.8 million increase in EMEA, partially offset by a $6.3 million decrease in Asia-Pacific. The increase in revenues in the Americas was related to increases in both on-line and off-line services. The revenue increase within the Americas' on-line services related to volume increases in leak sealing, line stopping and hot tapping services of approximately 26% when compared to revenues in the same period for 2010. Revenues increased within off-line services by approximately 8% when compared to revenues in 2010 and were attributable to increases in bolting and on-site machining services. The increase in revenues in EMEA was primarily attributable to increases in on-line services. The revenue increase in on-line services in EMEA was primarily related to volume increases in leak sealing and composite repair services of approximately 13% when compared to revenues in the same period for 2010. The decrease in revenues in Asia-Pacific was attributable to decreases in both on-line and off-line services. The decrease within on-line services in Asia-Pacific primarily related to volume decreases in hot tapping services in Singapore as a large hot tapping project concluded in late 2010, resulting in an approximate 29% decrease in hot tapping services when compared to revenue in the same period in 2010. The decrease in off-line services in Asia-Pacific is primarily related to volume decreases in bolting services in Australia of approximately 12% due to inclement weather conditions in the first half of 2011 but these decreases were substantially offset by a 10% increase in on-site machining services when compared to revenues in the same period in 2010.

Operating Costs (exclusive of depreciation and amortization)

For the year ended December 31, 2012, operating costs, including $2.3 million of restructuring costs, increased $14.2 million, or 6.5%, to $233.3 million, compared to $219.1 million for the year ended December 31, 2011. Changes related to foreign currency exchange rates favorably impacted costs by $2.9 million, of which $2.8 million and $0.1 million were related to unfavorable impacts from EMEA and Asia-Pacific, respectively. Excluding the foreign currency exchange rate impact, operating costs increased $17.1 million, or 7.8%, for the year ended December 31, 2012, compared to the same period in 2011. This change consisted of a $19.0 million increase in the Americas but was partially offset by decreases of $1.3 million and $0.6 million in EMEA and Asia-Pacific, respectively. The increase in operating costs in the Americas was primarily related to higher material and labor costs of approximately 16% when compared to the same period in 2011, which were primarily attributable to the increase in revenues, and to a lesser extent due to lower margin realization on certain jobs. The decrease in operating costs in EMEA was associated with moderate reductions in labor and material costs of approximately 3% when compared to the same period in 2011. In addition, the year ended December 31, 2011 included an impairment charge of $0.9 million related to a write down of certain assets related to the heat exchanger business. Substantially offsetting the decrease in EMEA were $2.3 million of severance related restructuring costs for the year ended December 31, 2012 compared to $0.2 million for the year ended December 31, 2011. The overall decrease in costs in EMEA was disproportionate with the decrease in revenues due to underutilization of technicians, particularly in the first half of 2012 due to the continued challenges within the segment's central European locations, and indirect effects associated with the restructuring initiative. The operating costs in Asia-Pacific decreased slightly compared to 2011 due to lower material costs but were partially offset by increases in labor costs, which were associated with the higher revenues in Australia.

For the year ended December 31, 2011, operating costs, including $1.1 million of restructuring and impairment costs, increased $24.5 million, or 12.6%, to $219.1 million, compared to $194.6 million for the year ended December 31, 2010. Changes related to foreign currency exchange rates unfavorably impacted costs by $6.6 million, of which $3.8 million, $2.6 million and $0.2 million were related to unfavorable impacts from EMEA, Asia-Pacific and the Americas, respectively. Excluding the foreign currency exchange rate impact, operating costs increased $17.9 million, or 9.2%, for the year ended December 31, 2011, compared to the same period in 2010. This change consisted of an $18.4 million increase in the Americas but was partially offset by decreases of $0.3 million and $0.2 million in EMEA and Asia-Pacific, respectively. The increase in operating costs in the Americas was primarily related to higher material, labor and equipment rental costs of approximately 18% when compared to the same period in 2010, which were attributable to the increase in revenues. The decrease in EMEA was due to decreases in labor costs of 2% associated with the cost reduction initiatives and decreases in severance related restructuring costs which decreased from $2.0 million for the year ended December 31, 2010 to $0.2 million for the year ended December 31, 2011. Substantially offsetting the decrease in EMEA was an impairment charge of $0.9 million incurred in the fourth quarter of 2011 related to a write down of certain assets in Germany based on the Company's decision to discontinue providing certain services in that country. The decrease in operating costs in Asia-Pacific was primarily attributable to a decrease in hot tapping related expenses in Singapore of approximately 5% when compared to the same period in 2010, which were associated with the decreased revenues in 2011.

Operating costs as a percentage of revenue were 71.5% and 69.3% for the years ended December 31, 2012 and 2011, respectively. The percentage of operating costs to revenues was higher for the year ended December 31, 2012 compared to the same period for 2011 due to the result of the factors noted above. Excluding impairment and restructuring costs of $2.3 million and $1.1 million, respectively, operating costs as a percentage of revenue were 70.7% and 68.9% for the years ended December 31, 2012 and 2011, respectively.

Operating costs as a percentage of revenue were 69.3% and 68.1% for the years ended December 31, 2011 and 2010, respectively. The percentage of operating costs to revenues was higher for the year ended December 31, 2011 compared to the same period for 2010 due in part to certain higher margin large jobs in 2010 which did not recur in 2011, impairment costs incurred in 2011 as well as the Company broadening its range of services to include projects with slightly lower margins. Excluding impairment and restructuring costs of $1.1 million and $2.0 million, respectively, operating costs as a percentage of revenue were 68.9% and 67.4% for the years ended December 31, 2011 and 2010, respectively.

Depreciation and Amortization Expense

For the year ended December 31, 2012, depreciation and amortization expense increased $0.7 million, or 8.0%, when compared to the year ended December 31, 2011. Changes related to foreign currency exchange rates were insignificant in 2012. Depreciation and amortization expense increased in the Americas as a result of $11.9 million of acquired long term and intangible assets related to asset acquisitions made during 2012 as well as the effects of capital expenditures of approximately $9.3 million placed in service over the twelve-month period ended December 31, 2012. Depreciation and amortization expense related to 2012 acquisition-related assets was $0.9 million for the year ended December 31, 2012.

For the year ended December 31, 2011, depreciation and amortization expense increased $1.7 million, or 26.8%, when compared to the year ended December 31, 2010. Changes related to foreign currency exchange rates unfavorably impacted depreciation and amortization expense by $0.3 million for the year ended December 31, 2011. Excluding foreign currency exchange rate impact, depreciation and amortization expense was $1.4 million higher in 2011 compared to the same period in 2010. Depreciation and amortization expense increased, in the Americas and Asia-Pacific, as a result of the stock and asset acquisition of Self Leveling Machines, Inc. and Self Levelling Machine Pty. Ltd. (collectively "SLM") as well as the effects of capital expenditures of approximately $6.5 million placed in service over the twelve-month period ended December 31, 2011. Depreciation and amortization expense related to the SLM acquisition was $0.9 million for the year ended December 31, 2011 (see "Liquidity and Capital Resources" for additional information on the SLM acquisition).

Depreciation and amortization expense as a percentage of revenue was 2.7%, 2.6% and 2.3% for the years ended December 31, 2012, 2011 and 2010, respectively.

Selling, General and Administrative Expense

For the year ended December 31, 2012, selling, general and administrative expenses, including $2.9 million of restructuring and relocation costs, increased $8.4 million, or 12.3%, to $76.8 million compared to $68.4 million for the year ended December 31, 2011. Changes related to foreign currency exchange rates during 2012 favorably impacted costs by $1.0 million, all of which related to favorable impacts from EMEA. Excluding the foreign currency exchange rate impacts, the $9.4 million increase in selling, general and administrative costs consisted of $9.9 million and $0.8 million increases in the Americas and Asia-Pacific, respectively, partially offset by a decrease of $1.3 million in EMEA. The increase in selling, general and administrative expenses in the Americas was related to increased activity levels, as well as $1.6 million of direct corporate relocation costs incurred in connection with the relocation of the corporate headquarters to Houston, Texas and increases in personnel and related costs associated primarily with the Company's strategic global organizational alignment initiative and certain provisions. In addition, an impairment charge of $0.4 million was incurred related to certain intangible assets. In EMEA, decreases in selling, general and administrative costs were a result of reductions in salary and related costs and professional fees of approximately 9% when compared to the same period in 2011 but were partially offset by an increase in restructuring costs which increased from $0.2 million for the year ended December 31, 2011 to $1.3 million for the year ended December 31, 2012. In Asia-Pacific, increases in selling, general and administrative costs were primarily a result of the increased activity levels in Australia and general provisions within the region.

For the year ended December 31, 2011, selling, general and administrative expenses decreased $2.8 million, or 3.9%, to $68.4 million compared to $71.2 million for the year ended December 31, 2010. Changes related to foreign currency exchange rates unfavorably impacted costs by $1.7 million, of which $1.1 million and $0.6 million were related to unfavorable impacts from

EMEA and Asia-Pacific, respectively. Excluding the foreign currency exchange rate impacts, the $4.5 million decrease in selling, general and administrative costs consisted of $1.6 million, $2.6 million and $0.3 million decreases in the Americas, EMEA and Asia-Pacific, respectively. The decrease in selling, general and administrative expenses in the Americas was primarily related to reductions in salary and benefit costs within corporate of approximately 5% in 2011 when compared to the same period in 2010. In addition, the year ended December 31, 2010 included corporate charges of approximately $0.5 million incurred in connection with the retirement of the Company's former Chairman and Chief Executive Officer and severance and other restructuring related charges of $0.4 million. In EMEA, decreases in selling, general and administrative costs were primarily a result of reductions in restructuring costs which decreased from $3.3 million for the year ended December 31, 2010 to $0.2 million for the year ended December 31, 2011. In Asia-Pacific, decreases in selling, general and administrative costs were primarily a result of reductions in salary and related costs of approximately 13% in 2011 when compared to the same period in 2010.

Selling, general and administrative costs, as a percentage of revenue were 23.5%, 21.6% and 24.9% for the years ended December 31, 2012, 2011 and 2010, respectively. The percentage of selling, general and administrative costs to revenues increased for the year ended December 31, 2012 compared to the year ended December 31, 2011 due principally to restructuring costs and the timing of the realization of the effects of this initiative as well as the impact of the corporate headquarters' relocation. The percentage of selling, general and administrative costs to revenues decreased for the year ended December 31, 2011 compared to the same period for 2010 due to lower restructuring costs plus the realization of prior years' restructuring benefits. Excluding restructuring, relocation and impairment costs of $3.3 million, $0.3 million and $3.7 million, selling general and administrative costs as a percentage of revenue were 22.5%, 21.5% and 23.6% for the years ended December 31, 2012, 2011 and 2010, respectively.

Other Income

Interest Income and Other Income (Expense), Net

For the year ended December 31, 2012, consolidated interest income and other income (expense) were comparable to the same period in 2011. Consolidated interest income and other income (expense) for the year ended December 31, 2011 changed unfavorably by $0.7 million when compared to the same period in 2010.

Changes within interest income and other income (expense) primarily relate to fluctuations within foreign currency exchange transaction gains and losses.

Interest Expense

For the year ended December 31, 2012, consolidated interest expense increased slightly by $0.1 million when compared to the same period for 2011. The increase in interest expense for the year ended December 31, 2012 was related to the acceleration of $0.2 million of debt issuance costs which were expensed in 2012 due to the termination of the Previous Credit Agreement (as defined below).

For the year ended December 31, 2011, consolidated interest expense increased slightly by $0.1 million when compared to the same period for 2010. The increase in interest expense for the year ended December 31, 2011 was due to interest expense associated with the SLM acquisition.

Interest rates on the outstanding debt for the credit facility were consistent for the years ended December 31, 2012, 2011 and 2010.

Income Taxes

The Company incurred income tax expense of $5.4 million for the year ended December 31, 2012. Fiscal 2012 income tax expense as a percentage of income before income taxes was abnormally inflated as a result of a significantly high percentage of pre-tax losses in countries with valuation allowances, compounded by the impact of the restructuring initiative, as compared to net pre-tax income in other countries. As a result, income tax expense as a percentage of income before income taxes was approximately 87.0% for the year ended December 31, 2012. The 2012 effective income tax rate for countries without valuation allowances on their deferred tax assets is approximately 39.0%. This effective tax rate differs from the U.S. statutory rate as domestic state taxes and non-deductible expenses are only partially offset by lower statutory rates in other counties in which the Company operates and incurs income tax liability.

For the year ended December 31, 2011, income tax benefit as a percentage of income before income taxes was 24.1%. Excluding the $1.2 million acquisition related deferred tax benefit and the $7.7 million valuation allowance reversal related benefit, income tax expense as a percentage of income before taxes would have been 21.9% for the year ended December 31, 2011. For the year ended December 31, 2010, income tax expense as a percentage of income before taxes was 28.5%.

Remaining differences in income tax rates from the statutory rate in both 2011 and 2010 are related to changes in the mix of income before income taxes between countries whose income taxes are offset by full valuation allowance and those that are not, and differing statutory tax rates in the countries in which the Company incurs tax liabilities.

The lower income tax rates in 2011 and 2010 resulted from the aforementioned valuation allowance on U.S. federal tax assets in prior years. With the reversal of this valuation allowance at the end of 2011, the tax expense beginning in 2012 now includes the U.S. federal tax expense associated with U.S. pre-tax income

The Company estimates its effective income tax rate to reflect a normal blended tax rate in the low to mid 30% range beginning in 2013, considering the statutory income tax rates in the countries in which the Company incurs tax liabilities, and based on the expectation that the drivers of the favorable and unfavorable tax impacts noted above will be substantially reduced or eliminated going forward.

Liquidity and Capital Resources

The Company's liquidity and capital resources requirements include the funding of working capital needs, the funding of capital investments and the financing of internal growth.

Net cash provided by operating activities was $14.9 million for the year ended December 31, 2012 compared to $7.9 million for the year ended December 31, 2011. The increase in net cash provided by operating activities resulted from changes in working capital requirements, primarily within accounts payable and accrued expenses and other current liabilities, as well as an increase in non-cash items, primarily deferred income taxes, in 2012, which were partially offset by a decrease in net income. Changes in working capital increased cash flow by approximately $0.7 million for the year ended December 31, 2012 compared with a decrease of $17.0 million for the same period in 2011. In addition, non-cash items for the year ended December 31, 2011 included a $7.7 million income tax benefit related to a reversal of the valuation allowance on the deferred tax assets in the United States and a $1.2 million acquisition related deferred tax benefit.

Net cash provided by operating activities was $7.9 million for the year ended December 31, 2011 compared to $7.8 million for the year ended December 31, 2010. The net cash provided by operating activities was comparable for the years ended December 31, 2011 and 2010 as the increase in net income for the year ended December 31, 2011 was substantially offset by changes in working capital requirements, including accounts receivable, inventories and accrued expenses and other current liabilities as well as changes in non-cash items. The increase in net income is due to an increase in revenues coupled with lower restructuring costs and a $7.7 million income tax benefit related to a reversal of the valuation allowance on the deferred tax assets in the United States. Inventories increased as a result of the increase in revenues while the changes in accrued expenses and other liabilities decreased due to the timing of cash payments, which relate to items such as restructuring and other accrued employee compensation costs, and the settlement or resolution of certain other liabilities.

Net cash used in investing activities increased to $21.7 million for the year ended December 31, 2012 from $10.4 million for the year ended December 31, 2011 primarily due to $9.3 million of cash paid in connection with acquisition of the Houston Service Center of MCC Holdings, Inc. ("HSC") in 2012 as compared to $3.8 million of cash paid, net of cash acquired of $1.2 million, in connection with the SLM acquisition in 2011. In addition, capital expenditures increased to $9.3 million for the year ended December 31, 2012 from $6.5 million for the year ended December 31, 2011. The increase in capital expenditures in 2012 compared to 2011 is consistent with the Company's expectations for increased capital investments for 2012.

Net cash used in investing activities increased to $10.4 million for the year ended December 31, 2011 from $7.1 million for the year ended December 31, 2010 primarily due to $3.8 million of cash paid, net of cash acquired of $1.2 million, in connection with the SLM acquisition. The increase in cash used related to the SLM acquisition was partially offset by a reduction in capital expenditures from $7.3 million for the year ended December 31, 2010 to $6.5 million for the year ended December 31, 2011. The decrease in capital expenditures in 2011 compared to the prior year was due to the timing of when capital projects were acquired or placed in service in 2011 compared to 2010 and not related to any other factor.

Consolidated capital expenditures for the calendar year 2013 have been budgeted at approximately $16.0 million. The expected increase in capital expenditures over 2012 capital expenditures is based on the Company's requirements for estimated maintenance capital as well as in support of its growth investment strategy. Such expenditures, however, will depend on many factors beyond the Company's control, including, without limitation, demand for services as well as domestic and foreign government regulations. No assurance can be given that required capital expenditures will not exceed or be less than anticipated amounts during 2013 or thereafter. Capital expenditures during 2013 are expected to be funded from existing cash and anticipated cash flows from operations.

Net cash provided by financing activities was $5.1 million for the year ended December 31, 2012 compared to $0.1 million for the year ended December 31, 2011. The Company entered into a new credit facility in March of 2012, and received borrowings of $30.0 million from the new credit facility in order to pay its remaining outstanding principal balance of $30.0 million upon the termination of the previous credit facility. Loan costs of $0.6 million were paid in connection with the new credit facility. In addition, during the year ended December 31, 2012, the Company borrowed an additional $9.3 million on its new credit facility to fund the HSC acquisition and made $4.2 million of principal payments on the notes payable related to the SLM acquisition.

Net cash provided by financing activities was $0.1 million for the year ended December 31, 2011 compared to $0.4 million for the year ended December 31, 2010. Financing activities during 2011 primarily consisted of proceeds from stock option exercises substantially offset by principal payments on certain short term debt and capital leases.

The worldwide economy, including markets in which the Company operates, continues in varying degrees to remain sluggish, and as such, the Company believes that the risks to its business and its customers remain heightened. Lower levels of liquidity and capital adequacy affecting lenders, increases in defaults and bankruptcies by customers and suppliers, and volatility in credit and equity markets, as observed in this economic environment, could continue to have a negative impact on the Company's business, operating results, cash flows or financial condition in a number of ways, including reductions in revenues and profits, increased bad debts, and financial instability of suppliers and insurers.

Cash held in the bank accounts of foreign subsidiaries at December 31, 2012 was $15.4 million. The Company intends to permanently reinvest undistributed earnings of its foreign subsidiaries and, accordingly, no provision for U.S. federal or state income taxes has been provided thereon. If the Company were to repatriate the cash held by its foreign subsidiaries, the Company would be required to accrue and pay income taxes in the United States.

On March 5, 2012, certain foreign subsidiaries of FWI (the "designated borrowers") and FWI entered into a new credit agreement with a banking syndicate led by JPMorgan Chase Bank, N.A., as Administrative Agent (the "New Credit Agreement"). The New Credit Agreement, which matures on February 28, 2017, provides a revolving credit facility of up to $75.0 million. A portion of the amount available under the New Credit Agreement (not in excess of $20.0 million) is available for the issuance of letters of credit. In addition, a portion of the amount available under the New Credit Agreement (not in excess of $7.5 million in the aggregate) is available for swing line loans to FWI. The loans outstanding to the foreign subsidiary designated borrowers under the New Credit Agreement may not exceed $50.0 million in the aggregate.

The proceeds from the initial borrowing on the New Credit Agreement were $30.0 million and were used to repay the amounts outstanding under the Previous Credit Agreement, which was scheduled to mature in January 2013, at which time the Previous Credit Agreement was terminated by the Company. Letters of credit issued under the Previous Credit Agreement were replaced with similar letters of credit under the New Credit Agreement. There were no material circumstances surrounding the termination of the Previous Credit Agreement and no material early termination penalties were incurred by the Company.

On June 29, 2012, FWI borrowed an additional $9.3 million under its New Credit Agreement to fund the purchase of HSC. As of December 31, 2012, $39.3 million was outstanding under the New Credit Agreement. Borrowings under the New Credit Agreement bear interest at variable rates (based on the prime rate, federal funds rate or Eurocurrency rate, at the option of the borrower, including a margin above such rates, and subject to an adjustment based on a calculated funded debt to Adjusted EBITDA ratio (the "Leverage Ratio" as defined in the New Credit Agreement)), which was 2.0% at December 31, 2012. The New Credit Agreement contains a commitment fee, which ranges from 0.25% to 0.30% based on the Leverage Ratio (0.25% at December 31, 2012), and is based on the unused portion of the amount available under the New Credit Agreement. Adjusted EBITDA is net income (loss) plus interest, income taxes, depreciation and amortization, and other non-cash expenses minus income tax credits and non-cash items increasing net income (loss) as defined in the New Credit Agreement. All obligations under the New Credit Agreement are guaranteed by FWI and certain of its subsidiaries under a guaranty and collateral agreement, and are secured by a first priority lien on FWI and certain of its subsidiaries' assets (which approximates $146.6 million as of December 31, 2012). The Parent Company has granted a security interest in its stock of FWI as collateral security for the lenders under the New Credit Agreement, but is not a party to the New Credit Agreement.

The New Credit Agreement includes financial covenants, which require that the Company maintain: (i) a Leverage Ratio of no more than 2.75 to 1.00 as of the last day of each fiscal quarter, measured on a trailing four-quarters basis, (ii) a fixed charge coverage ratio of at least 1.25 to 1.00, defined as Adjusted EBITDA minus capital expenditures / interest plus cash taxes plus scheduled payments of debt plus Restricted Payments made (i.e. all dividends, distributions and other payments in respect of capital stock, sinking funds or similar deposits on account thereof or other returns of capital, redemption or repurchases of equity interests, and any payments to Parent or its subsidiaries (other than FWI and its subsidiaries)), and (iii) a minimum asset coverage of at least 1.50 to 1.00, defined as cash plus net accounts receivable plus net inventory plus net property, plant and equipment of FWI and its material subsidiaries that are subject to a first priority perfected lien in favor of the Administrative Agent and the Lenders / Funded Debt. FWI is also subject to certain other compliance provisions including, but not limited to, restrictions on indebtedness, guarantees, dividends and other contingent obligations and transactions. Events of default under the New Credit Agreement include customary events, such as change of control, breach of covenants and breach of representations and warranties. At December 31, 2012, FWI was in compliance with all covenants under the New Credit Agreement.

Considering the outstanding borrowings of $39.3 million, and $1.6 million related to outstanding letters of credit, the unused borrowing capacity under the New Credit Agreement was $34.1 million at December 31, 2012.

In 2009, FWI and certain foreign subsidiaries of FWI entered into a credit agreement dated July 31, 2009 with a banking syndicate comprising Bank of America, N.A. and Compass Bank (the "Previous Credit Agreement"). The Previous Credit Agreement provided a revolving credit facility of up to $50.0 million, with a portion of the amount available under the Previous Credit Agreement (not in excess of $20.0 million) available for the issuance of letters of credit. In addition, a portion of the amount available under the Previous Credit Agreement (not in excess of $5.0 million in the aggregate) was available for swing line loans to FWI.

At December 31, 2011, $30.0 million was outstanding under the Previous Credit Agreement. Borrowings under the Previous Credit Agreement bore interest at variable rates (based on the prime rate, federal funds rate or Eurocurrency rate, at the option of the borrower, including a margin above such rates, and were subject to an adjustment based on a calculated funded debt to Adjusted EBITDA ratio), which was 2.3% at December 31, 2011. The Previous Credit Agreement also contained a commitment fee, which ranged between 0.25% to 0.30% based on the funded debt to Adjusted EBITDA ratio, and was 0.25% at December 31, 2011, based on the unused portion of the amount available under the Previous Credit Agreement.

On February 23, 2011, FWI entered into a Stock Purchase Agreement to acquire 100% of the outstanding stock of Self Leveling Machines, Inc. and a subsidiary of FWI entered into an Asset Purchase Agreement to acquire substantially all of the material operating and intangible assets of Self Levelling Machines Pty. Ltd. (collectively, "SLM") for total consideration of $8.9 million, net of cash acquired of $1.2 million, of which approximately $4.7 million relates to the Americas and the balance relates to Asia-Pacific. SLM provides large scale on-site machining, which includes engineering, fabrication and execution of highly-specialized machining solutions for large-scale equipment or operations.

In connection with the acquisition of SLM, on February 23, 2011, FWI entered into a consent and waiver agreement as it related to the Previous Credit Agreement. Pursuant to the consent and waiver agreement, Bank of America, N.A. and Compass Bank consented to the SLM acquisition and waived any default or event of default for certain debt covenants that would arise as a result of the SLM acquisition. FWI funded the cost of the acquisition with $5.0 million in cash and by issuing notes to the sellers' equity holders (the "Notes") for $5.1 million ($2.9 million denominated in U.S. dollars and $2.2 million denominated in Australian dollars) payable in installments, through February 23, 2013. All obligations under the Notes are secured by a first priority lien on the assets acquired in the acquisition. Upon full settlement of the Notes and release of the lien by the sellers' equity holders, the acquired assets will become assets secured under the New Credit Agreement. At December 31, 2012 and 2011, $1.0 million and $5.1 million, respectively, was outstanding under the Notes. The Notes bear interest at a fixed rate of 2.5% per annum.

In 2012, the Company incurred $1.4 million of debt in connection with an asset purchase. The debt is payable in installments with approximately $1.2 million due in 2013 and approximately $0.1 million due in both 2014 and 2015.

The Company committed to cost reduction initiatives at the end of 2009, in the first half of 2010 and in the second quarter of 2012 in order to more strategically align the Company's operating, selling, general and administrative costs relative to revenues. As of December 31, 2012, the costs incurred since the inception of these cost reduction initiatives totaled approximately $10.8 million. During the year ended December 31, 2012, the Company incurred restructuring charges of $3.6 million and made cash payments of $2.2 million related to these initiatives. As of December 31, 2012, the remaining reserve associated with these initiatives totaled $2.1 million, all of which are expected to require cash payments. Total workforce reductions in which severance costs were incurred related to the cost reduction initiatives included terminations for 246 employees, which included reductions of 31 employees in the Americas, 214 employees in EMEA, and one employee in Asia-Pacific.

The Company does not anticipate paying any dividends as it believes investing earnings back into the Company will provide a better long-term return to stockholders in increased per share value. The Company believes that funds generated from operations, together with existing cash and available credit under the Credit Agreement, will be sufficient to finance current operations, planned capital expenditure requirements and internal growth for the next twelve months.

Contractual Obligations

The following table presents (in thousands) the long-term contractual obligations of the Company as of December 31, 2012 in total and by period due beginning in 2013. Certain operating leases contain renewal options by the Company that are not reflected in the table below. The Company anticipates that these renewal options will likely be exercised.

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Debt:					
Borrowings under existing revolving credit facility	$ 39,300	$ —	$ —	$ 39,300	$ —
Notes payable and other debt	2,454	2,180	274	—	—
Capital leases	45	10	35	—	—
Debt subtotal	41,799	2,190	309	39,300	—
Interest on debt	3,245	802	1,545	898	—
Total debt and interest	45,044	2,992	1,854	40,198	—
Other contractual commitments:					
Operating leases	29,944	8,542	12,295	5,255	3,852
Pension plan contributions	14,050	1,405	2,810	2,810	7,025
Other obligations[1]	2,121	2,121	—	—	—
Total other contractual commitments	46,115	12,068	15,105	8,065	10,877
Total	$ 91,159	$ 15,060	$ 16,959	$ 48,263	$ 10,877

[1] Accrued restructuring costs

Interest on debt is calculated based on outstanding balances, using the weighted average interest rate for 2012 for variable rate debt and at specific interest rates on fixed rate debt. Estimated annual defined benefit pension plan contributions are assumed to be consistent with the current expected contribution level of $1.4 million.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant policies are presented in Note 1 under Item 8 "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Critical accounting policies are those that are most important to the portrayal of the Company's financial position and results of operations. These policies require management's most difficult, subjective or complex judgments, often employing the use of estimates about the effect of matters that are inherently uncertain. The Company's critical accounting policies and estimates, for which no significant changes have occurred for the year ended December 31, 2012, include revenue recognition, allowance for doubtful accounts, goodwill, intangible assets and long-lived assets, stock-based compensation, income taxes, defined benefit pension plan, contingencies and restructuring accruals. Critical accounting policies are discussed by management at least quarterly with the Audit Committee of the Company's Board of Directors.

Revenue Recognition

Revenues are recorded in accordance with FASB ASC 605, *Revenue Recognition*, when realized or realizable, and earned.

Revenues are recognized using the completed-contract method, when persuasive evidence of an arrangement exists, services to customers have been rendered or products have been delivered, the selling price is fixed or determinable and collectability is reasonably assured. Revenues are recorded net of sales tax. Substantially all projects are short term in nature; however, the Company occasionally enters into contracts that are longer in duration that represent multiple element arrangements, which include a combination of services and products. The Company separates deliverables into units of accounting based on whether the deliverables have standalone value to the customer. The arrangement consideration is allocated to the separate units of accounting based on each unit's relative selling price generally determined using vendor specific objective evidence. Revenues are recognized for the separate units of accounting when services to customers have been rendered or products have been delivered and risk of ownership has passed to the customer. The Company provides limited warranties to customers, depending upon the service performed. Warranty claim costs were not material during any of the years ended December 31, 2012, 2011 or 2010.

Allowance for Doubtful Accounts

Credit is extended to customers based on evaluation of the customer's financial condition and generally collateral is not required. The Company regularly evaluates and adjusts accounts receivable as doubtful based on a combination of write-off history, aging analysis and information available on specific accounts. The Company writes off accounts receivable when they become uncollectible. Any payments subsequently received on such receivables are credited to the allowance in the period the payment is received.

Long-Lived Assets

Goodwill and Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with the provisions of FASB ASC 350, *Intangibles — Goodwill and Other.* Under FASB ASC 350, intangible assets with lives restricted by contractual, legal or other means are amortized over their useful lives.

Goodwill and other intangible assets not subject to amortization are tested for impairment annually (in the fourth quarter of each calendar year), or more frequently if events or changes in circumstances indicate that the assets might be impaired. Examples of such events or circumstances include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, or a loss of key personnel.

As of December 31, 2012 and 2011, goodwill totaled $15.5 million and $14.6 million, respectively. The increase in goodwill was related to the HSC acquisition which increased goodwill in the Americas. In the Americas, goodwill totaled $7.0 million and $6.1 million at December 31, 2012 and 2011, respectively. Goodwill in EMEA and Asia-Pacific totaled $6.6 million and $1.9 million at each of December 31, 2012 and 2011, respectively.

FASB ASC 350 requires a two-step process for testing goodwill impairment, however it permits an entity the option to first assess qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. If it is determined that, based on a qualitative assessment, it is not more likely than not that the Company's fair value is less than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary. The Company has elected to bypass the qualitative assessment for all reporting units at December 31, 2012 and proceed directly to performing the first step of the goodwill impairment test. Under the first step of the two-step process, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). Two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. The Company has three reporting units for the purpose of testing goodwill impairment as the business segments are determined to be the reporting units. Second, if an impairment is indicated, the implied fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of the carrying value over the implied fair value.

The Company uses a multiple of revenues as the basis for its measurement of fair value as management considers this approach the most meaningful measure for each reporting unit, given the nature of the Company's business of technical services, and considering all reporting units provide the same services with long term expectations of similar earnings percentages. To support the reasonableness of the calculated fair value, the Company compares the sum of the calculated fair values for each of the reporting units to the market capitalization of the Company as a whole, as the quoted market price provides the best evidence of fair value on a Company-wide basis. In performing the analysis, the Company uses the stock price on December 31 of each year as the valuation date. On December 31, 2012, the Company's fair value substantially exceeded its carrying value in each of its three reporting units.

At December 31, 2012 and 2011, $2.9 million and $3.0 million, respectively, of indefinite-lived intangible assets (primarily trade names) were included in intangible and other assets on the consolidated balance sheets. Gross finite-lived intangible assets of $8.4 million and $3.7 million, respectively, were also included in intangible and other assets as of December 31, 2012 and 2011, with accumulated amortization of $1.9 million and $1.2 million, respectively. The increase in finite-lived intangible assets was related to the HSC Acquisition. Amortization expense for finite-lived intangible assets totaled $1.3 million, $0.7 million and $0.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. Finite-lived intangible assets are reviewed for impairment in accordance with the provisions of FASB ASC 360. In connection with a review in 2012, the Company recognized an impairment loss of $0.4 million in selling, general and administrative expense related to certain finite-lived intangible assets which were determined to have no value following the termination of a contract.

Property, Plant and Equipment

The Company accounts for property, plant and equipment in accordance with the provisions of FASB ASC 360, *Property, Plant, and Equipment*. Under FASB ASC 360, the Company reviews property, plant and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Factors that may affect recoverability include changes in planned use of equipment, closing of facilities and discontinuance of service lines. Property and equipment to be held and used is reviewed at least annually for possible impairment. The Company's impairment review is based on an estimate of the undiscounted cash flow at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the assets exceeds the estimated future undiscounted cash flows generated by the asset and the impairment is viewed as other than temporary. When impairment is indicated, an impairment charge is recorded for the difference between the carrying value of the asset and its fair market value. Depending on the asset, fair market value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition. In 2011, an impairment of $0.9 million was recorded to write down certain assets in Germany based on the Company's decision to discontinue providing certain services in that country. Except as set forth above, no other impairment of property, plant and equipment was recorded in 2011 and no impairment of property, plant and equipment was recorded during 2012 or 2010.

Stock-Based Compensation

All stock-based compensation is recognized as an expense in the financial statements and such costs are measured at the fair value of the award at the date of grant. The fair value of stock-based payment awards on the date of grant as determined by the Black-Scholes model is affected by the Company's stock price on the date of the grant as well as other assumptions. Assumptions utilized in the fair value calculations include the expected stock price volatility over the term of the awards (estimated using the historical volatility of the Company's stock price), the risk free interest rate (based on the U.S. Treasury Note rate over the expected term of the option), the dividend yield (assumed to be zero, as the Company has not paid, nor anticipates paying, any cash dividends in the foreseeable future), and employee stock option exercise behavior and forfeiture assumptions (based on historical experience and other relevant factors). For performance-based awards, the Company must also make assumptions regarding the likelihood of achieving performance targets.

Income Taxes

Deferred tax assets and liabilities result from temporary differences between the U.S. GAAP and tax treatment of certain income and expense items. The Company must assess and make estimates regarding the likelihood that the deferred tax assets will be recovered. To the extent that it is determined the deferred tax assets will not be recovered, a valuation allowance is established for such assets. In making such a determination, the Company must take into account positive and negative evidence including projections of future taxable income and assessments of potential tax planning strategies. At December 31, 2012 and 2011, the Company's valuation allowance was $8.5 million and $6.0 million, respectively. At the end of 2011, based on the Company's assessment of future taxable income, it was determined that the net deferred tax assets in the United States were expected to be realized and accordingly the valuation allowance on federal deferred tax assets was reversed. This reversal of the valuation allowance, net of the utilization of domestic net operating losses and other related deferred tax changes of approximately $6.3 million during 2011, resulted in a deferred tax benefit of approximately $7.7 million which was recognized in 2011. The net deferred tax assets at December 31, 2012 and 2011 relate to U.S. federal and state, and foreign tax items.

The Company and its subsidiaries file numerous consolidated and separate income tax returns in the United States as well as various foreign jurisdictions. The Company's U.S. federal income tax returns for 2009 and subsequent years remain subject to examination. Additionally, net operating loss carryforwards originating in years prior to 2009 could be subject to examination to the extent of the loss carryforwards. All material foreign income tax matters have been concluded for years through 2006.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authorities, based on the technical merits of the position. The tax benefit recognized is based on the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. Uncertain tax positions in certain foreign jurisdictions would not impact the effective foreign tax rate because unrecognized non-current tax benefits are offset by the foreign net operating loss carryforwards, which are fully reserved. The Company recognizes interest expense on underpayments of income taxes and accrued penalties related to unrecognized non-current tax benefits as part of the income tax provision.

Defined Benefit Pension Plan

Pension benefit costs and liabilities are dependent on assumptions used in calculating such amounts. The primary assumptions include factors such as discount rates, expected investment return on plan assets, mortality rates and retirement rates. In 2012, the discount rate assumption used to determine end of year benefit obligations was 4.3%. These rates are reviewed annually and adjusted to reflect current conditions. Based on this information, the discount rate for 2013 is 4.3%. These rates are determined based on reference to yields. The compensation increase rate of 2.7% per year is based on historical experience. The expected return on plan assets of 5.7% for 2013 is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations) and correlations of returns among the asset classes that comprise the plans' asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumptions are primarily long-term, prospective rates of return. Mortality and retirement rates are based on actual and anticipated plan experience. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect pension and postretirement obligation and future expense.

Contingencies

Environmental

Liabilities are recorded when site restoration or environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Recoveries of environmental costs through insurance, indemnification arrangements or other sources are recognized when such recoveries become certain.

The Company capitalizes environmental costs only if the costs are recoverable and the costs extend the life, increase the capacity, or improve the safety or efficiency of property owned by the Company as compared with the condition of that property when originally constructed or acquired, or if the costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations or activities and the costs improve the property compared with its condition when constructed or acquired. All other environmental costs are expensed.

Other

The Company establishes a liability for all other loss contingencies when information indicates that it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated.

Exit or Disposal Cost Obligations

In the fourth quarter of 2009, the first half of 2010 and the second quarter of 2012, the Company committed to cost reduction initiatives, including planned workforce reductions and restructuring of certain functions. The Company has taken these specific actions in order to more strategically align its operating, selling, general and administrative costs relative to revenues. The Company has recorded expenses related to these cost reduction initiatives for severance, lease cancellations, and other restructuring costs in accordance with FASB ASC 420-10, "*Exit or Disposal Cost Obligations*" and FASB ASC 712-10, "*Nonretirement Postemployment Benefits.*"

Under FASB ASC 420-10, costs associated with restructuring activities are generally recognized when they are incurred. In the case of leases, the expense is estimated and accrued when the property is vacated. In addition, post-employment benefits accrued for workforce reductions related to restructuring activities are accounted for under FASB ASC 712-10. A liability for post-employment benefits is generally recorded when payment is probable, the amount is reasonably estimable, and the obligation relates to rights that have vested or accumulated. The Company continually evaluates the adequacy of the remaining liabilities under its restructuring initiatives. Although the Company believes that these estimates accurately reflect the costs of its restructuring plans, actual results may differ, thereby requiring the Company to record additional provisions or reverse a portion of such provisions.

Recent Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, *Intangibles–Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.* The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. In this update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is more likely than not that the indefinite-lived intangible asset is impaired, the entity is then required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. However, if an entity concludes otherwise, then no further action is required. The adoption of this guidance in the year ending December 31, 2013 is not expected to have an impact on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Classified Out of Accumulated Other Comprehensive Income*. This guidance is effective for fiscal years beginning after December 15, 2012. The update adds new disclosure requirements including the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, entities would instead cross reference to the related note to the financial statements for additional information. The adoption of this guidance in the year ending December 31, 2013 is not expected to have a material impact on the Company's consolidated financial statements.

Off-Balance Sheet Transactions

The Company was not a party to any off-balance sheet transactions, as defined in Item 303(a)(4)(ii) of Regulations S-K, at December 31, 2012, or for any of the years ended December 31, 2012, 2011 or 2010.

Inflation and Changing Prices

The Company does not operate or conduct business in hyper-inflationary countries nor enter into long-term supply contracts that may impact margins due to inflation. Changes in prices of goods and services are reflected on proposals, bids or quotes submitted to customers.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's principal market risk exposures (*i.e.*, the risk of loss arising from the adverse changes in market rates and prices) are to changes in interest rates on the Company's debt, defined benefit pension obligations, and investment portfolios and fluctuations in foreign currency.

The Company centrally manages its debt, considering investment opportunities and risks, tax consequences and overall financing strategies. Based on the amount of variable rate debt, $39.3 million at December 31, 2012, an increase in interest rates by one hundred basis points would increase annual interest expense by approximately $0.4 million.

For the Company's defined benefit pension plans, changes in interest rates will impact the discount rate and return on plan assets, which will effectively increase or decrease the Company's liabilities associated with benefit obligations under those plans. Changes in the discount rate and return on plan assets also will result in changes to the amount of pension and postretirement benefit expense recognized in future periods. Current and expected discount rates and rates of return on plan assets associated with the plans are discussed above in Item 7.

A significant portion of the Company's business is exposed to fluctuations in the value of the U.S. dollar as compared to foreign currencies as a result of the foreign operations of the Company in Australia, Bahrain, Belgium, Canada, China, Denmark, France, Germany, Malaysia, The Netherlands, New Zealand, Nigeria, Norway, Singapore, Sweden and the United Kingdom. Overall volatility in currency exchange rates has increased over the past several years. During 2012, currencies have weakened, as foreign currencies exchange rate changes, primarily the Euro, the Australian Dollar and the British Pound, relative to the U.S. dollar resulted in an unfavorable impact on the Company's U.S. dollar reported revenues for the year ended December 31, 2012 when compared to the year ended December 31, 2011. The revenue impact was somewhat mitigated with similar exchange effects on operating costs thereby reducing the exchange rate effect on operating income. The Company does not use interest rate or foreign currency rate hedges.

Based on annual 2012 foreign currency-based revenues and operating income of $147.9 million and $5.8 million, respectively, a ten percent fluctuation of all applicable foreign currencies would result in an annual change in revenues and operating income of $13.4 million and $0.5 million, respectively.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and supplementary data of the Company begin on page F-4 of this report. Such information is hereby incorporated by reference into this Item 8.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

On June 1, 2012, the Company dismissed Grant Thornton LLP ("Grant Thornton") as the Company's independent registered public accounting firm at the direction of the Board of Directors of the Company and upon the recommendation of the Audit Committee of the Board. During the years ended December 31, 2011 and 2010 and through the date of this Form 10-K, there were no (1) disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to its satisfaction would have caused Grant Thornton to make reference in its reports on the Company's consolidated financial statements for such years to the subject matter of the disagreement, or (2) "reportable events," as such term is defined in Item 304(a)(1)(v) of Regulation S-K. The audit reports of Grant Thornton on the consolidated financial statements of the Company, as of December 31, 2011 and for the years ended December 31, 2011 and 2010, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

Effective June 1, 2012, the Company's Audit Committee of the Board of Directors approved the engagement of UHY LLP ("UHY") as the Company's new independent registered public accounting firm to audit the Company's consolidated financial statements for the year ending December 31, 2012. During the Company's two most recent fiscal years and the subsequent interim period preceding UHY's engagement, neither the Company nor anyone on behalf of the Company consulted with UHY regarding the application of accounting principles to any specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements, and UHY did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or any matter that was the subject of a "disagreement" or a "reportable event," as such terms are defined in Item 304(a)(1) of Regulation S-K.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's principal executive officer and principal financial officer have evaluated, as required by Rules 13a-15(e) and 15a-15(e) of the Exchange Act, the disclosure controls and procedures (as defined in Rule 13a-15(e) and 15a-15(e) of the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the principal executive officer and principal financial officer have concluded that the design and operation of the Company's disclosure controls and procedures were adequate and effective as of December 31, 2012 to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act (15 U.S.C 78a *et seq.*) is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management with the participation of the Company's principal executive and financial officers assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 using the framework and criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Management's assessment included an evaluation of the design of internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Based on this assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012.

UHY LLP, as independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, as stated in their report included herein.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 will be contained in the Company's definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act in connection with the Company's 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item 11 will be contained in the Company's definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act in connection with the Company's 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be contained in the Company's definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act in connection with the Company's 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 will be contained in the Company's definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act in connection with the Company's 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 will be contained in the Company's definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act in connection with the Company's 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements and Schedules

(1) Index to Consolidated Financial Statements

(2) Schedules:

None

Schedules have been omitted because of the absence of the conditions under which they are required or because the required information is included in the consolidated financial statements or related notes thereto.

(b) Exhibits

The following exhibits are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference:

3.1	Restated Certificate of Incorporation of the Registrant, dated September 26, 1979, incorporated by reference herein to Exhibit 3.1 to the Registrant's Registration Statement on Form S-16.
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, dated April 30, 1981, incorporated by reference herein to Exhibit 3.2 to the Registrant's Form 10-K for the year ended December 31, 1981.
3.3	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, dated May 28, 1985, incorporated by reference herein to Exhibit 4.1 to the Registrant's Form 10-Q for the quarter ended June 30, 1985.
3.4	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, dated September 17, 1985, incorporated by reference herein to Exhibit 4.1 to the Registrant's Form 10-Q for the quarter ended September 30, 1985.
3.5	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, dated July 10, 1990, incorporated by reference herein to Exhibit 3.5 to the Registrant's Form 10-K for the year ended December 31, 1990.
3.6	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, dated September 21, 1990, incorporated by reference herein to Exhibit 3.5 to the Registrant's Form 10-Q for the quarter ended September 30, 1990.
3.7	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, dated August 8, 2001, incorporated by reference herein Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on August 22, 2001.
3.8	By-laws of the Registrant, as amended and restated June 14, 2007, filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on June 20, 2007, which exhibit is hereby incorporated by reference.
4.1	Certificate of Designation, Preferences and Rights related to the Registrant's Series B Junior Participating Preferred Stock, filed as Exhibit 4.2 to the Registrant's 10-K for the year ended December 31, 2008, which exhibit is incorporated herein by reference.
4.2	Rights Agreement, dated as of April 15, 2008, between the Registrant and The Bank of New York Trust Company, N.A., a national banking association, as Rights Agent, which includes as exhibits, the Form of Rights Certificate and the Summary of Rights to Purchase Stock, filed as Exhibit 4.1 to the Registrant's Form 8-A/A filed on April 18, 2008, which exhibit is incorporated herein by reference.
4.3	Letters to stockholders of the Registrant, dated April 19, 2008 (incorporated by reference herein to Exhibit 4.2 to the Registrant's Form 8-A/A filed on April 18, 2008).
10.1*	Amended and Restated Change in Control Agreement effective January 1, 2009, filed as Exhibit 10.1 of the exhibits to the Registrant's Form 10-K for the year ended December 31, 2008, which exhibit is hereby incorporated by reference.
10.2*	Amended and Restated Change in Control Agreement effective January 1, 2009, filed as Exhibit 10.2 of the exhibits to the Registrant's Form 10-K for the year ended December 31, 2008, which exhibit is hereby incorporated by reference.
10.3*	Amended and Restated Change in Control Agreement effective January 1, 2009, filed as Exhibit 10.3 of the exhibits to the Registrant's Form 10-K for the year ended December 31, 2008, which exhibit is hereby incorporated by reference.
10.4*	Furmanite Corporation (formerly Xanser Corporation and formerly Kaneb Services, Inc.) Savings Investment Plan, as amended, filed as Exhibit 4.10 of the exhibits to the Registrant's Registration Statement on Form S-8 ("Form S-8") (S.E.C. File No. 033-41295) as Exhibit 4.1 to the exhibits of the Registrant's Form S-8 (S.E.C. File No. 333-14067), and as Exhibit 4.9 to the exhibits of the Registrant's Form S-8 (S.E.C. File No. 333-83968), which exhibits are hereby incorporated by reference.

10.5*	Furmanite Corporation (formerly Xanser Corporation and formerly Kaneb Services, Inc.) 1994 Stock Incentive Plan as Amended, as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 22, 2001, and as Exhibit 10.1 to the exhibits of the Registrant's Form 10-Q for the period ended June 30, 2003, which exhibits are hereby incorporated by reference.
10.6*	Furmanite Corporation 1994 Stock Incentive Plan as amended and restated March 4, 2009, as Appendix A to Schedule 14A filed on April 7, 2009, and as Exhibit 99.1 to the exhibits of the Registrant's Form S-8 filed on June 1, 2009, which Appendix A and exhibits are hereby incorporated by reference.
10.7*	Kaneb Services, Inc. $1.63 Director Stock Options, filed as Exhibit 4.12 to the exhibits of the Registrant's Form S-8 (S.E.C. File No. 033-58981), which exhibit is hereby incorporated by reference.
10.8*	Kaneb Services, Inc. Directors Stock Options I, filed as Exhibit 4.6 to the exhibits of the Registrant's Form S-8 (S.E.C. File No. 333-14069), which exhibit is hereby incorporated by reference.
10.9*	Kaneb Services, Inc. 1996 Directors Stock Incentive Plan, as amended, filed as Exhibit 4.6 to the exhibits of the Registrant's Form S-8 (S.E.C. File No. 333-14071) and as Exhibit 4.1 to the exhibits of the Registrant's Form S-8 (S.E.C. File No. 333-22109), and as supplemented, filed as Exhibit 4.2 to the Exhibits of the Registrant's Form S-8 (S.E.C. File No. 333-60195), which exhibits are hereby incorporated by reference.
10.10*	Kaneb Services, Inc. 1994 Stock Option Agreements, filed as Exhibits 10.1, 10.2, 10.3 and 10.4 to the exhibits of the Registrant's Form S-8 (S.E.C. File No. 333-34496), which exhibits are hereby incorporated by reference.
10.11	Form of Indemnification Agreement filed as Exhibit 10.12 of the exhibits to the Registrant's Form 10-K for the year ended December 31, 2008, which exhibit is hereby incorporated by reference.
10.12	Credit Agreement, dated July 31, 2009, among Furmanite Worldwide, Inc. and certain subsidiaries, as Borrowers, Bank of America, N.A. as Administrative Agent, Compass Bank as Syndication Agent and the Lenders party thereto, incorporated by reference herein to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 7, 2009.
10.13	Guaranty and Collateral Agreement, dated July 31, 2009, among Furmanite Worldwide, Inc. and each of the other grantors (as defined therein) in favor of Bank of America, N.A. as Administrative Agent incorporated by reference herein to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on August 7, 2009.
10.14	Consulting Agreement, dated April 7, 2010, among Furmanite Corporation and Michael L. Rose, the Company's former Chief Executive Officer, as Consultant, incorporated by reference herein to Exhibit 4.4 to the Registrant's Form 10-Q for the quarter ended March 31, 2010.
10.15*	Furmanite Corporation 1994 Stock Incentive Plan as amended and restated June 14, 2011, incorporated by reference herein to Exhibit 10.1 to the Registrants Form 10-Q for the quarter ended June 30, 2011.
10.16*	Performance Based Long Term Executive Incentive Restricted Stock Grants, incorporated by reference herein to Exhibit 10.2 to the Registrants Form 10-Q for the quarter ended June 30, 2011.
10.17*	Credit Agreement, dated as of March 5, 2012, among Furmanite Worldwide, Inc. and certain subsidiaries, as Borrowers, JPMorgan Chase, N.A., as Administrative Agent, Wells Fargo Bank, N.A. as Syndication Agent and the Lenders party thereto, incorporated by reference herein to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 6, 2012.
10.18*	Guaranty and Collateral Agreement, dated as of March 5, 2012, among Furmanite Worldwide, Inc. and each of the other grantors (as defined therein) in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, incorporated by reference herein to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on March 6, 2012.
10.19*	Parent Pledge Agreement, dated as of March 5, 2012, made by Furmanite Corporation in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, incorporated by reference herein to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on March 6, 2012.
10.20*	Furmanite Corporation 401(k) Savings Investment Plan (Amendment and Restatement Effective February 1, 2012), incorporated by reference herein to Exhibit 10.1 to the Registrant's Form 11-K filed on June 27, 2012.
10.21*	Form of Long-Term Performance-Based Restricted Stock Agreement, incorporated by reference herein to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 2, 2012.

10.22*	Form of Long-Term Performance-Based Stock Option Agreement, incorporated by reference herein to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on July 2, 2012.
21.1 ±	List of subsidiaries of the Registrant.
23.1 ±	Consent of UHY LLP.
23.2 ±	Consent of Grant Thornton LLP.
31.1 ±	Certification of Chief Executive Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 8, 2013.
31.2 ±	Certification of Principal Financial Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 8, 2013.
32.1 ±	Certification of Chief Executive Officer, Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002, dated as of March 8, 2013.
32.2 ±	Certification of Principal Financial Officer, Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002, dated as of March 8, 2013.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.DEF**	XBRL Taxonomy Definition Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

---

* Denotes management contracts.

** These exhibits are furnished herewith. In accordance with Rule 406T of Regulation S-T, these exhibits are not deemed to be filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are not deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

± Filed herewith.

This page intentionally left blank.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
of Furmanite Corporation

We have audited Furmanite Corporation (a Delaware corporation) and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furmanite Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Furmanite Corporation and subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Furmanite Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Furmanite Corporation and subsidiaries as of December 31, 2012, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity and cash flows for the year then ended and our report dated March 7, 2013 expressed an unqualified opinion.

/s/ UHY LLP

Houston, Texas
March 7, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
of Furmanite Corporation

We have audited the accompanying consolidated balance sheet of Furmanite Corporation (a Delaware Corporation) and subsidiaries (collectively, the "Company") as of December 31, 2012, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity and cash flows and for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Furmanite Corporation and subsidiaries as of December 31, 2012, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Furmanite Corporation and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 7, 2013 expressed an unqualified opinion.

/s/ UHY LLP

Houston, Texas
March 7, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
of Furmanite Corporation

We have audited the accompanying consolidated balance sheets of Furmanite Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2011, and the related consolidated statements of income, comprehensive income (loss), stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Furmanite Corporation and subsidiaries as of December 31, 2011, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Furmanite Corporation and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 8, 2012 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Dallas, Texas
March 8, 2012

FURMANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 33,185	$ 34,524
Accounts receivable, trade (net of allowance for doubtful accounts of $1,648 and $1,272 as of December 31, 2012 and 2011, respectively)	77,042	71,508
Inventories, net	31,711	26,557
Deferred tax assets, current	7,612	6,915
Prepaid expenses and other current assets	7,743	6,256
Total current assets	157,293	145,760
Property and equipment	93,375	82,758
Less: accumulated depreciation and amortization	(51,132)	(48,698)
Property and equipment, net	42,243	34,060
Goodwill	15,524	14,624
Deferred tax assets, non-current	5,276	5,582
Intangible and other assets, net	11,292	7,206
Total assets	$ 231,628	$ 207,232
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 2,190	$ 4,112
Accounts payable	21,595	17,381
Accrued expenses and other current liabilities	25,728	19,176
Income taxes payable	926	1,330
Total current liabilities	50,439	41,999
Long-term debt, non-current	39,609	31,051
Net pension liability	18,536	12,374
Other liabilities	3,965	2,919
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Series B Preferred Stock, unlimited shares authorized, none outstanding	—	—
Common stock, no par value; 60,000,000 shares authorized; 41,329,538 and 41,140,538 shares issued as of December 31, 2012 and 2011, respectively	4,783	4,765
Additional paid-in capital	134,521	133,062
Retained earnings	12,402	11,597
Accumulated other comprehensive loss	(14,614)	(12,522)
Treasury stock, at cost (4,008,963 shares as of December 31, 2012 and 2011)	(18,013)	(18,013)
Total stockholders' equity	119,079	118,889
Total liabilities and stockholders' equity	$ 231,628	$ 207,232

The accompanying notes are an integral part of these consolidated financial statements.

FURMANITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Years Ended December 31,		
	2012	**2011**	**2010**
Revenues	$ 326,492	$ 316,207	$ 285,953
Costs and expenses:			
Operating costs (exclusive of depreciation and amortization)	233,337	219,146	194,594
Depreciation and amortization expense	8,889	8,231	6,490
Selling, general and administrative expense	76,754	68,379	71,209
Total costs and expenses	318,980	295,756	272,293
Operating income	7,512	20,451	13,660
Interest income and other income (expense), net	(237)	(126)	549
Interest expense	(1,105)	(1,017)	(943)
Income before income taxes	6,170	19,308	13,266
Income tax (expense) benefit	(5,365)	4,662	(3,780)
Net income	$ 805	$ 23,970	$ 9,486
Earnings per common share:			
Basic	$ 0.02	$ 0.65	$ 0.26
Diluted	$ 0.02	$ 0.64	$ 0.26
Weighted-average number of common and common equivalent shares used in computing earnings per common share:			
Basic	37,266	37,034	36,751
Diluted	37,494	37,296	36,944

The accompanying notes are an integral part of these consolidated financial statements.

FURMANITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Years Ended December 31,		
	2012	**2011**	**2010**
Net income	$ 805	$ 23,970	$ 9,486
Other comprehensive income (loss) before tax:			
Defined benefit pension plans:			
Prior service cost arising during period	(175)	(195)	(213)
Net (loss) gain arising during period	(5,361)	(3,687)	5,056
Less: Amortization of prior service cost included in net periodic pension cost	97	98	94
Defined benefit pension plans, net	(5,439)	(3,784)	4,937
Foreign currency translation adjustments	2,237	(1,022)	(260)
Total other comprehensive income (loss) before tax	(3,202)	(4,806)	4,677
Income tax expense (benefit) related to components of other comprehensive income (loss)	1,110	687	(1,453)
Other comprehensive income (loss), net of tax	(2,092)	(4,119)	3,224
Comprehensive income (loss)	$ (1,287)	$ 19,851	$ 12,710

The accompanying notes are an integral part of these consolidated financial statements.

FURMANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Shares				(Accumulated Deficit)	Accumulated Other		
	Issued	Treasury	Common Stock	Additional Paid-In Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Total
Balances at January 1, 2010	40,682,815	4,008,963	$ 4,723	$ 132,106	$ (21,859)	$ (11,627)	$ (18,013)	$ 85,330
Net income	—	—	—	—	9,486	—	—	9,486
Stock-based compensation and stock option exercises	242,804	—	22	1,469	—	—	—	1,491
Change in pension net actuarial loss and prior service credit, net of tax	—	—	—	—	—	3,484	—	3,484
Other	—	—	—	(1,443)	—	—	—	(1,443)
Foreign currency translation adjustment	—	—	—	—	—	(260)	—	(260)
Balances at December 31, 2010	40,925,619	4,008,963	4,745	132,132	(12,373)	(8,403)	(18,013)	98,088
Net income	—	—	—	—	23,970	—	—	23,970
Stock-based compensation and stock option exercises	214,919	—	20	930	—	—	—	950
Change in pension net actuarial loss and prior service credit, net of tax	—	—	—	—	—	(3,097)	—	(3,097)
Foreign currency translation adjustment	—	—	—	—	—	(1,022)	—	(1,022)
Balances at December 31, 2011	41,140,538	4,008,963	$ 4,765	$ 133,062	$ 11,597	$ (12,522)	$ (18,013)	$ 118,889
Net income	—	—	—	—	805	—	—	805
Stock-based compensation and stock option exercises	189,000	—	18	1,459	—	—	—	1,477
Change in pension net actuarial loss and prior service credit, net of tax	—	—	—	—	—	(4,329)	—	(4,329)
Foreign currency translation adjustment	—	—	—	—	—	2,237	—	2,237
Balances at December 31, 2012	41,329,538	4,008,963	$ 4,783	$ 134,521	$ 12,402	$ (14,614)	$ (18,013)	$ 119,079

The accompanying notes are an integral part of these consolidated financial statements.

FURMANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2012	**2011**	**2010**
Operating activities:			
Net income	$ 805	$ 23,970	$ 9,486
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	8,889	8,231	6,490
Provision for doubtful accounts	1,604	392	113
Stock-based compensation expense	893	680	913
Deferred income taxes	1,441	(9,342)	286
Other, net	1,914	960	(141)
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable	(6,534)	(8,174)	(11,582)
Inventories	(3,690)	(2,803)	2,475
Prepaid expenses and other current assets	(741)	(522)	658
Accounts payable	4,265	(504)	868
Accrued expenses and other current liabilities	6,529	(5,564)	(461)
Income taxes payable	(735)	434	(1,020)
Other, net	237	130	(249)
Net cash provided by operating activities	14,877	7,888	7,836
Investing activities:			
Capital expenditures	(9,286)	(6,450)	(7,312)
Acquisition of businesses, net of cash acquired of $1,185 in 2011	(12,540)	(4,073)	(350)
Proceeds from sale of assets	140	137	574
Net cash used in investing activities	(21,686)	(10,386)	(7,088)
Financing activities:			
Payments on debt	(34,191)	(207)	(237)
Proceeds from issuance of debt	39,300	—	78
Debt issuance costs	(595)	—	—
Issuance of common stock	584	270	578
Net cash provided by financing activities	5,098	63	419
Effect of exchange rate changes on cash	372	(211)	(114)
(Decrease) increase in cash and cash equivalents	(1,339)	(2,646)	1,053
Cash and cash equivalents at beginning of year	34,524	37,170	36,117
Cash and cash equivalents at end of year	$ 33,185	$ 34,524	$ 37,170
Supplemental cash flow information:			
Cash paid for interest	$ 904	$ 713	$ 782
Cash paid for income taxes, net of refunds received	$ 4,063	$ 4,037	$ 3,491
Non-cash investing and financing activities:			
Issuance of notes payable to equity holders related to acquisition of business	$ —	$ 5,050	$ —
Debt incurred for purchase of assets	$ 1,444	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Furmanite Corporation (the "Parent Company") together with its subsidiaries (collectively, the "Company" or "Furmanite") provides specialized technical services, including on-line services (formerly referred to as "under pressure services") such as leak sealing, hot tapping, line stopping, line isolation, composite repair, valve testing and certain non-destructive testing and inspection. In addition, the Company provides off-line services (formerly referred to as "turnaround services") including on-site machining, heat treatment, bolting, valve repair and other non-destructive testing and inspection services; and other services including smart shim services, concrete repair, engineering services and valve and other products and manufacturing. These services and products are provided primarily to electric power generating plants, petroleum industry, which includes refineries and offshore drilling rigs (includes subsea), chemical plants and other process industries in the Americas (which includes operations in North America, South America and Latin America), EMEA (which includes operations in Europe, the Middle East and Africa) and Asia-Pacific through a wholly owned subsidiary of the Parent Company, Furmanite Worldwide, Inc. ("FWI"), and its domestic and international subsidiaries and affiliates. Furmanite currently operates over 25 offices in the United States ("U.S.") including Saraland, Alabama; Benicia, California; Fairfield, California; Torrance, California; Lombard, Illinois; Hobart, Indiana; Geismar, Louisiana; Gonzales, Louisiana; Sulphur, Louisiana; Paulsboro, New Jersey; Charlotte, North Carolina; Muskogee, Oklahoma; Tulsa, Oklahoma; Pittsburgh, Pennsylvania; Rock Hill, South Carolina; Houston, Texas; La Porte, Texas; Salt Lake City, Utah and Kent, Washington. The worldwide operations are further supported by offices currently located on six continents in Aruba, Australia, Azerbaijan, Bahrain, Belgium, Canada, China, Denmark, France, Germany, Malaysia, The Netherlands, New Zealand, Norway, Singapore, Sweden and the United Kingdom ("U.K.") and by licensee and agency arrangements which are based in Argentina, Brazil, Dominican Republic, Egypt, Hungary, Italy, Japan, Mexico, Peru, Puerto Rico, Romania, South Africa, Thailand, Turkey and the United Arab Emirates.

The Company's common stock, no par value, trades on the New York Stock Exchange under the ticker symbol "FRM".

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. The following significant accounting policies are followed by the Company and its subsidiaries in the preparation of its Consolidated Financial Statements. All intercompany transactions and balances are eliminated in consolidation.

Cash and Cash Equivalents

Cash is generally invested in high credit quality and highly liquid short-term investments with original maturities of three months or less. Accordingly, uninvested cash in excess of requirements for operating purposes is kept at minimum levels. Cash equivalents are stated at cost, which approximates market value, and are primarily invested in conservative, highly-rated instruments issued by financial institutions or government entities with strong credit ratings. At certain times, such amounts exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company had short-term investments with two financial institutions at December 31, 2012 that were not insured by the FDIC in the amount of $11.0 million. The Company has not experienced any losses on these investments. Cash in foreign bank accounts at December 31, 2012 and 2011 was $15.4 million and $14.3 million, respectively.

Accounts Receivable

The majority of accounts receivable are due from companies with petroleum refineries, chemical plants, offshore energy production platforms, steel mills, nuclear power stations, conventional power stations, pulp and paper mills, food and beverage processing plants and other flow-processing facilities. Credit is extended based on evaluation of the customer's financial condition and generally collateral is not required. Accounts receivable outstanding longer than contractual payment terms are considered past due. The Company regularly evaluates and adjusts for doubtful accounts receivable based on a combination of write-off history, aging analysis and information available on specific accounts. The Company writes off accounts receivable when they become uncollectible. Any payments subsequently received on such receivables are credited to the allowance in the period the payment is received.

Changes in the allowance for doubtful accounts for the years ended December 31, are as follows (in thousands):

	2012	2011	2010
Allowance for doubtful accounts at beginning of year	$ 1,272	$ 1,497	$ 1,617
Provisions for doubtful accounts	1,604	392	113
Currency adjustments	38	(26)	2
Write-offs, net of recoveries	(1,266)	(591)	(235)
Allowance for doubtful accounts at end of year	$ 1,648	$ 1,272	$ 1,497

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the weighted average cost method. Inventory quantities on hand are reviewed regularly based on related service levels and functionality, and carrying cost is reduced to net realizable value for inventories in which their cost exceeds their utility, due to physical deterioration, obsolescence, changes in price levels or other causes. The cost of inventories consumed or products sold are included in operating costs.

Property and Equipment

Property and equipment are carried at historical cost. Certain leases have been capitalized and the leased assets have been included in property and equipment. Additions of new equipment and major renewals and replacements of existing equipment are capitalized. Repairs and minor replacements that do not materially increase values or extend useful lives are expensed in the period in which they are incurred. Depreciation of property and equipment is provided on a straight-line basis at rates based upon the expected useful lives of the various classes of assets. The expected useful lives of property and equipment are as follows: buildings—forty years, machinery and equipment—five to ten years, furniture and fixtures—three to five years, vehicles—four to six years and other property and equipment—two to five years.

Long-Lived Assets

Property, Plant and Equipment

The Company accounts for property, plant and equipment in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 360, *Property, Plant, and Equipment*. Under FASB ASC 360, the Company reviews property, plant and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Factors that may affect recoverability include changes in planned use of equipment, closing of facilities and discontinuance of service lines. Property and equipment to be held and used is reviewed at least annually for possible impairment. The Company's impairment review is based on an estimate of the undiscounted cash flow at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the assets exceeds the estimated future undiscounted cash flows generated by the asset and the impairment is viewed as other than temporary. When impairment is indicated, an impairment charge is recorded for the difference between the carrying value of the asset and its fair market value. Depending on the asset, fair market value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition. In 2011, an impairment of $0.9 million was recorded related to a write down of certain assets in Germany based on the Company's decision to discontinue providing certain services in that country. Except as set forth above, no other impairment of property, plant and equipment was recorded in 2011 and no impairment of property, plant and equipment was recorded during 2012 or 2010.

Goodwill and Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with the provisions of FASB ASC 350, *Intangibles—Goodwill and Other*. Under FASB ASC 350, intangible assets with lives restricted by contractual, legal or other means are amortized over their useful lives.

Goodwill and other intangible assets not subject to amortization are tested for impairment annually (in the fourth quarter of each calendar year), or more frequently if events or changes in circumstances indicate that the assets might be impaired. Examples of such events or circumstances include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, or a loss of key personnel.

FASB ASC 350 requires a two-step process for testing goodwill impairment, however it permits an entity the option to first assess qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. If it is determined that, based on a qualitative assessment, it is not more likely than not that the Company's fair value is less than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary. The Company has elected to bypass the qualitative assessment for all reporting units at December 31, 2012 and proceed directly to performing the first step of the goodwill impairment test. Under the first step of the two-step process, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). Two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. The Company has three reporting units for the purpose of testing goodwill impairment as the business segments are determined to be the reporting units. Second, if an impairment is indicated, the implied fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of the carrying value over the implied fair value.

The Company uses a multiple of revenues as the basis for its measurement of fair value as management considers this approach the most meaningful measure for each reporting unit, given the nature of the Company's business of technical services, and considering all reporting units provide the same services with long term expectations of similar earnings percentages. To support the reasonableness of the calculated fair value, the Company compares the sum of the calculated fair values for each of the reporting units to the market capitalization of the Company as a whole, as the quoted market price provides the best evidence of fair value on a Company-wide basis. On December 31, 2012, the Company's fair value substantially exceeded its carrying value in each of its three reporting units.

Based on valuations performed by the Company at December 31, 2012 and 2011, no impairment was indicated. As of December 31, 2012 and 2011, goodwill totaled $15.5 million and $14.6 million, respectively. The increase in goodwill was related to the HSC acquisition which increased goodwill in the Americas. In the Americas, goodwill totaled $7.0 million and $6.1 million at December 31, 2012 and 2011, respectively. Goodwill in EMEA and Asia-Pacific totaled $6.6 million and $1.9 million at each of December 31, 2012 and 2011, respectively.

At December 31, 2012 and 2011, $2.9 million and $3.0 million, respectively, of indefinite-lived intangible assets (primarily trade names) were included in intangible and other assets on the consolidated balance sheets. Gross finite-lived intangible assets of $8.4 million and $3.7 million, respectively, were also included in intangible and other assets as of December 31, 2012 and 2011, with accumulated amortization of $1.9 million and $1.2 million, respectively. The increase in finite-lived intangible assets was related to the HSC Acquisition. Amortization expense for finite-lived intangible assets totaled $1.3 million, $0.7 million and $0.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. Finite-lived intangible assets are reviewed for impairment in accordance with the provisions of FASB ASC 360. In connection with a review in 2012, the Company recognized an impairment loss of $0.4 million in selling, general and administrative expense related to certain finite-lived assets which were determined to have no value following the termination of a contract.

Finite-lived intangible assets subject to amortization consisted of the following as of December 31, (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
2012:			
Customer contracts and relationships	$ 4,949	$ (709)	$ 4,240
Non-compete agreements	2,475	(634)	1,841
Patents, licenses and other	1,018	(511)	507
Total finite-lived intangible assets	$ 8,442	$ (1,854)	$ 6,588
2011:			
Customer contracts and relationships	$ 1,165	$ (482)	$ 683
Non-compete agreements	1,648	(339)	1,309
Patents, licenses and other	858	(347)	511
Total finite-lived intangible assets	$ 3,671	$ (1,168)	$ 2,503

As of December 31, 2012, future amortization expense related to finite-lived intangible assets subject to amortization is estimated to be as follows (in thousands):

Fiscal Year:	
2013	$ 1,841
2014	1,675
2015	1,448
2016	1,072
2017	552
Total	$ 6,588

The weighted average amortization period for intangible assets subject to amortization is approximately 4.0 years.

Revenue Recognition

Revenues are recorded in accordance with FASB ASC 605, *Revenue Recognition*, when realized or realizable, and earned.

Revenues are recognized using the completed-contract method, when persuasive evidence of an arrangement exists, services to customers have been rendered or products have been delivered, the selling price is fixed or determinable and collectability is reasonably assured. Revenues are recorded net of sales tax. Substantially all projects are short term in nature; however, the Company occasionally enters into contracts that are longer in duration that represent multiple element arrangements, which include a combination of services and products. The Company separates deliverables into units of accounting based on whether the deliverables have standalone value to the customer. The arrangement consideration is allocated to the separate units of accounting based on each unit's relative selling price generally determined using vendor specific objective evidence. Revenues are recognized for the separate units of accounting when services to customers have been rendered or products have been delivered and risk of ownership has passed to the customer. The Company provides limited warranties to customers, depending upon the service performed. Warranty claim costs were not material during any of the years ended December 31, 2012, 2011 or 2010.

Operating Costs

Operating costs include direct and indirect labor along with related fringe benefits, materials, freight, travel, engineering, vehicles, equipment rental and restructuring charges, and are expensed as incurred. Direct costs related to projects for which the earnings process have not been completed and therefore not qualifying for revenue recognition are recorded as work-in-process inventory.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include payroll and related fringe benefits, marketing, travel, rent, information technology, insurance, professional fees and restructuring charges, and are expensed as incurred.

Foreign Currency Translation

The Company translates the balance sheets of its foreign subsidiaries using year-end exchange rates and translates income statement amounts using the average exchange rates in effect during the year. Gains and losses resulting from the change in exchange rates from year to year are reported separately as a component of accumulated other comprehensive income (loss) in stockholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. The Company has no foreign subsidiaries subject to foreign exchange restrictions.

Stock-Based Compensation

All stock-based compensation is recognized as an expense in the financial statements and such costs are measured at the fair value of the award at the date of grant. The fair value of stock-based payment awards on the date of grant as determined by the Black-Scholes model is affected by the Company's stock price on the date of the grant as well as other assumptions. Assumptions utilized in the fair value calculations include the expected stock price volatility over the term of the awards (estimated using the historical volatility of the Company's stock price), the risk free interest rate (based on the U.S. Treasury

Note rate over the expected term of the option), the dividend yield (assumed to be zero, as the Company has not paid, nor anticipates paying, any cash dividends), and employee stock option exercise behavior and forfeiture assumptions (based on historical experience and other relevant factors). For performance-based awards, the Company must also make assumptions regarding the likelihood of achieving performance targets.

Income Taxes

Deferred tax assets and liabilities result from temporary differences between accounting principles generally accepted in the United States ("U.S. GAAP") and tax treatment of certain income and expense items. The Company must assess and make estimates regarding the likelihood that the deferred tax assets will be recovered. To the extent that it is determined the deferred tax assets will not be recovered, a valuation allowance is established for such assets. In making such a determination, the Company must take into account positive and negative evidence including projections of future taxable income and assessments of potential tax planning strategies.

The Company recognizes the tax benefit from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by the applicable taxing authorities, based on the technical merits of the position. The tax benefit recognized is based on the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. Uncertain tax positions in certain foreign jurisdictions would not impact the effective foreign tax rate because unrecognized non-current tax benefits are offset by the foreign net operating loss carryforwards, which are fully reserved. The Company recognizes interest expense on underpayments of income taxes and accrued penalties related to unrecognized non-current tax benefits as part of the income tax provision.

Defined Benefit Pension Plan

Pension benefit costs and liabilities are dependent on assumptions used in calculating such amounts. The primary assumptions include factors such as discount rates, expected investment return on plan assets, mortality rates and retirement rates. These rates are reviewed annually and adjusted to reflect current conditions. These rates are determined based on reference to yields. The compensation increase rate is based on historical experience. The expected return on plan assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations) and correlations of returns among the asset classes that comprise the plans' asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumptions are primarily long-term, prospective rates of return. Mortality and retirement rates are based on actual and anticipated plan experience. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect pension and postretirement obligation and future expense.

Contingencies

Environmental

Liabilities are recorded when site restoration or environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Recoveries of environmental costs through insurance, indemnification arrangements or other sources are recognized when such recoveries become certain.

The Company capitalizes environmental costs only if the costs are recoverable and the costs extend the life, increase the capacity, or improve the safety or efficiency of property owned by the Company as compared with the condition of that property when originally constructed or acquired, or if the costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations or activities and the costs improve the property compared with its condition when constructed or acquired. All other environmental costs are expensed.

Other

The Company establishes a liability for all other loss contingencies, when information indicates that it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated.

Exit or Disposal Cost Obligations

In the fourth quarter of 2009, the first half of 2010, and the second quarter of 2012, the Company committed to cost reduction initiatives, including planned workforce reductions and restructuring of certain functions. The Company has taken these specific actions in order to strategically align its operating, selling, general and administrative costs to its operations. The Company has recorded expenses related to these cost reduction initiatives for severance, lease cancellations, and other restructuring costs in accordance with FASB ASC 420-10, "*Exit or Disposal Cost Obligations*" and FASB ASC 712-10, "*Nonretirement Postemployment Benefits.*"

Under FASB ASC 420-10, costs associated with restructuring activities are generally recognized when they are incurred. In the case of leases, the expense is estimated and accrued when the property is vacated. In addition, post-employment benefits accrued for workforce reductions related to restructuring activities are accounted for under FASB ASC 712-10. A liability for post-employment benefits is generally recorded when payment is probable, the amount is reasonably estimable, and the obligation relates to rights that have vested or accumulated. The Company continually evaluates the adequacy of the remaining liabilities under its restructuring initiatives. Although the Company believes that these estimates accurately reflect the costs of its restructuring plans, actual results may differ, thereby requiring the Company to record additional provisions or reverse a portion of such provisions.

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates include revenue recognition, allowance for doubtful accounts, goodwill, intangible assets and long-lived assets, fair value estimates associated with acquisitions, stock-based compensation, defined benefit pension plan, income taxes, restructuring accruals and contingencies.

Recent Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, *Intangibles–Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.* The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. In this update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is more likely than not that the indefinite-lived intangible asset is impaired, the entity is then required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. However, if an entity concludes otherwise, then no further action is required. The adoption of this guidance in the year ending December 31, 2013 is not expected to have an impact on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Classified Out of Accumulated Other Comprehensive Income*. This guidance is effective for fiscal years beginning after December 15, 2012. The update adds new disclosure requirements including the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, entities would instead cross reference to the related note to the financial statements for additional information. The adoption of this guidance in the year ending December 31, 2013 is not expected to have a material impact on the Company's consolidated financial statements.

2. Acquisition

Houston Service Center

On June 29, 2012, Furmanite America, Inc., a wholly owned subsidiary of the Company, entered into and consummated an Asset Purchase Agreement to acquire certain assets, including inventory, equipment and intangible assets, all of which relate to operations in the Americas, of the Houston Service Center ("HSC") of MCC Holdings, Inc., a wholly owned subsidiary of Crane Energy Flow Solutions, for total cash consideration of $9.3 million. HSC provides valve and actuator repair, maintenance and testing services to customers in the refining, petrochemical and power industries. In connection with the acquisition, the Company borrowed an additional $9.3 million from its existing revolving credit facility.

The following amounts represent the final determination of the fair value of the assets acquired and liabilities assumed (in thousands):

Fair value of net assets acquired	
Inventory	$ 680
Property and equipment	2,799
Goodwill [1]	900
Intangible assets [2]	4,924
Accrued expenses	(41)
Fair value of net assets acquired	$ 9,262

[1] Goodwill, which relates to the Americas, consists of intangible assets that do not qualify for separate recognition and is not deductible for tax purposes.

[2] Intangible assets are primarily comprised of backlog, customer contracts, favorable lease terms and non-compete arrangements.

Self Leveling Machines, Inc. and Self Levelling Machines Pty. Ltd.

On February 23, 2011, Furmanite Worldwide, Inc. ("FWI"), a wholly owned subsidiary of the Parent Company, entered into a Stock Purchase Agreement to acquire 100% of the outstanding stock of Self Leveling Machines, Inc. and a subsidiary of FWI entered into an Asset Purchase Agreement to acquire substantially all of the material operating and intangible assets of Self Levelling Machines Pty. Ltd. (collectively, "SLM") for total consideration of $8.9 million, net of cash acquired of $1.2 million, of which approximately $4.7 million relates to the Americas and the balances relates to Asia-Pacific. SLM provides large scale on-site machining, which includes engineering, fabrication and execution of highly-specialized machining solutions for large-scale equipment or operations.

In connection with the SLM acquisition, on February 23, 2011, FWI entered into a consent and waiver agreement under its credit agreement. See Note 8, "Long-Term Debt," to these consolidated financial statements for additional information as it relates to the credit agreement. FWI funded the cost of the acquisition with $5.0 million in cash and by issuing notes payable (the "Notes") to the sellers' equity holders for $5.1 million.

The following amounts represent the final determination of the fair value of the assets acquired and liabilities assumed (in thousands):

Fair value of net assets acquired	
Cash	$ 1,185
Accounts receivable	224
Prepaid expenses and other current assets	46
Property and equipment	5,124
Goodwill [1]	1,476
Intangible and other assets [2]	3,785
Accrued expenses and other current liabilities	(100)
Deferred tax liabilities	(1,690)
Fair value of net assets acquired	$ 10,050

[1] Goodwill, which relates to the Americas, consists of intangible assets that do not qualify for separate recognition and is not deductible for tax purposes.

[2] Intangible assets are primarily comprised of trademarks, patents, and non-compete arrangements. Other assets consist of acquired interests in equity and cost method investments.

The HSC and SLM acquisitions were not material to the Company's financial position or results of operations, therefore, HSC and SLM's pro forma results would not have a material impact on the Company's results had the acquisition occurred at the beginning of the current or previous year.

3. Earnings Per Share

Basic earnings per share ("EPS") are calculated as net income divided by the weighted-average number of shares of common stock outstanding during the period, including restricted stock. Restricted shares of the Company's common stock have full voting rights and participate equally with common stock in dividends declared, if any, and undistributed earnings. As participating securities, the shares of restricted stock are included in the calculation of basic EPS using the two-class method. Diluted earnings per share assumes issuance of the net incremental shares from stock options and restricted stock units when dilutive. The weighted-average common shares outstanding used to calculate diluted earnings per share reflect the dilutive effect of common stock equivalents including options to purchase shares of common stock and restricted stock units, using the treasury stock method.

Basic and diluted weighted-average common shares outstanding and earnings per share include the following for the years ended December 31, (in thousands, except per share data):

	2012	2011	2010
Net income	$ 805	$ 23,970	$ 9,486
Basic weighted-average common shares outstanding	37,266	37,034	36,751
Dilutive effect of common stock equivalents	228	262	193
Diluted weighted-average common shares outstanding	37,494	37,296	36,944
Earnings per share:			
Basic	$ 0.02	$ 0.65	$ 0.26
Diluted	$ 0.02	$ 0.64	$ 0.26
Stock options and restricted stock units excluded from diluted weighted-average common shares outstanding because their inclusion would have an anti-dilutive effect:	906	423	531

4. Inventories, net

Inventories consisted of the following at December 31, (in thousands):

	2012	2011
Raw materials and supplies	$ 25,124	$ 21,341
Work-in-process	8,449	6,801
Finished goods	116	113
Excess and obsolete reserve	(1,978)	(1,698)
Total inventories	$ 31,711	$ 26,557

For the years ended December 31, 2012 and 2010, the Company recognized expense of $0.3 million and $0.7 million, respectively, in operating costs for excess and obsolete inventory. Amounts expensed for excess and obsolete inventory were not significant for the year ended December 31, 2011.

5. Property and Equipment

Property and equipment consisted of the following at December 31, (in thousands):

	2012	2011
Land	$ 2,561	$ 2,170
Buildings	6,139	5,513
Machinery and equipment	69,244	61,090
Furnitures and fixtures	6,408	7,134
Vehicles	2,671	2,596
Other	3,396	3,610
Total property and equipment	90,419	82,113
Less: accumulated depreciation and amortization	(51,132)	(48,698)
Total	39,287	33,415
Construction in progress	2,956	645
Net property and equipment	$ 42,243	$ 34,060

Depreciation and amortization expense of property and equipment for the years ended December 31, 2012, 2011 and 2010 was $7.6 million, $7.6 million and $6.3 million, respectively.

Vehicles under capital leases are included in the cost and accumulated depreciation and amortization as follows at December 31, (in thousands):

	2012	2011
Vehicle capital leases	$ 1,575	$ 1,568
Less: accumulated depreciation and amortization	(1,527)	(1,496)
Net equipment acquired under capital leases	$ 48	$ 72

6. Accrued Expenses and Other Current Liabilities

Accrued expenses consisted of the following at December 31, (in thousands):

	2012	2011
Compensation and benefits[1]	$ 16,609	$ 12,120
Estimated potential uninsured liability claims	1,934	1,320
Professional, audit and legal fees	1,508	824
Taxes other than income	1,346	1,054
Value added tax payable	1,284	766
Customer deposits	795	443
Rent	568	435
Other employee related expenses	222	214
Interest	24	129
Other[2]	1,438	1,871
Total accrued expenses and other current liabilities	$ 25,728	$ 19,176

[1] Includes restructuring accruals of $2.0 million and $0.3 million for the years ended December 31, 2012 and 2011, respectively.

[2] Includes restructuring accruals of $0.1 million and $0.4 million for the years ended December 31, 2012 and 2011, respectively.

7. Restructuring

The Company committed to certain cost reduction initiatives beginning in the fourth quarter of 2009 and in the second quarters of 2010 and 2012, including planned workforce reductions and restructuring of certain functions. The Company has taken these specific actions in order to more strategically align the Company's operating, selling, general and administrative costs relative to revenues.

2009 Cost Reduction Initiative

The Company committed to a cost reduction initiative in the fourth quarter of 2009 (the "2009 Cost Reduction Initiative"). The total costs incurred related to the 2009 Cost Reduction Initiative, which was completed in the year ended December 31, 2011, were approximately $3.4 million. For the twelve months ended December 31, 2010, restructuring costs incurred of $0.5 million and $1.8 million are included in operating costs and selling, general and administrative expenses, respectively. There was minimal restructuring activity during the twelve months ended December 31, 2011 related to this initiative and no activity related to this initiative during the twelve months ended December 31, 2012.

2010 Cost Reduction Initiative

In the second quarter of 2010, the Company committed to an additional cost reduction initiative (the "2010 Cost Reduction Initiative") primarily related to the restructuring of certain functions within the Company's EMEA operations in order to improve the operational and administrative efficiency of its EMEA operations. As of December 31, 2012, the Company has substantially completed the 2010 Cost Reduction initiative, with total costs incurred of approximately $4.0 million. Future cash payments of approximately $0.5 million are expected in connection with this initiative. For the twelve months ended December 31, 2011 and 2010, restructuring costs incurred of $0.2 million and $1.5 million, respectively, are included in operating costs. For the twelve months ended December 31, 2012, 2011 and 2010, restructuring costs incurred of $0.2 million, $0.2 million and $1.9 million, respectively, are included in selling, general and administrative expenses.

2012 Cost Reduction Initiative

In the second quarter of 2012, the Company committed to another cost reduction initiative (the "2012 Cost Reduction Initiative") related to further restructuring of its European operations within EMEA. This restructuring initiative included additional workforce reductions throughout the Company's operating, selling, general and administrative functions. The Company has taken these specific actions in order to further reduce administrative and overhead expenses and streamline its European operations' structure for improved operational efficiencies in the wake of the continued challenging economic conditions in the region. As of December, 31, 2012, the Company has substantially completed the 2012 Cost Reduction Initiative, with total restructuring costs incurred of approximately $3.4 million for the year ended December 31, 2012, which primarily relates to one-time termination benefits. Future cash payments of approximately $1.6 million are expected in connection with this initiative. For the year ended December 31, 2012, restructuring costs of $2.3 million and $1.1 million are included in operating costs and selling, general and administrative expenses, respectively.

Estimated and actual expenses including severance, lease cancellations, and other restructuring costs, in connection with these initiatives, have been recognized in accordance with FASB ASC 420-10, *Exit or Disposal Cost Obligations,* and FASB ASC 712-10, *Nonretirement Postemployment Benefits*.

Restructuring costs associated with the cost reduction initiatives for the years ended December 31, consisted of the following (in thousands):

	2012	2011	2010
Severance and benefit costs	$ 3,102	$ 291	$ 4,187
Lease termination costs	136	11	869
Other restructuring costs	339	64	657
Total	$ 3,577	$ 366	$ 5,713

Restructuring costs incurred in the following geographical areas for the years ended December 31, are as follows (in thousands):

	2012	2011	2010
Americas	$ —	$ —	$ 442
EMEA	3,577	366	5,271
Asia-Pacific	—	—	—
Total	$ 3,577	$ 366	$ 5,713

The activity related to reserves associated with the cost reduction initiatives for the year ended December 31, 2012, is as follows (in thousands):

	Reserve at December 31, 2011	Charges (Adjustments)	Cash payments	Foreign currency adjustments	Reserve at December 31, 2012
2010 Initiative					
Severance and benefit costs	$ 353	$ 195	$ (121)	$ 9	$ 436
Lease termination costs	259	—	(235)	—	24
Other restructuring costs	98	31	(111)	1	19
2012 Initiative					
Severance and benefit costs	—	2,907	(1,390)	16	1,533
Lease termination costs	—	136	(62)	2	76
Other restructuring costs	—	308	(276)	1	33
Total	$ 710	$ 3,577	$ (2,195)	$ 29	$ 2,121

The activity related to reserves associated with the cost reduction initiatives for the year ended December 31, 2011, is as follows (in thousands):

	Reserve at December 31, 2010	Charges (Adjustments)	Cash payments	Foreign currency adjustments	Reserve at December 31, 2011
2009 Initiative					
Severance and benefit costs	$ 107	$ (13)	$ (97)	$ 3	$ —
Lease termination costs	125	(9)	(117)	1	—
Other restructuring costs	9	(9)	—	—	—
2010 Initiative					
Severance and benefit costs	969	304	(916)	(4)	353
Lease termination costs	277	20	(31)	(7)	259
Other restructuring costs	90	73	(62)	(3)	98
Total	$ 1,577	$ 366	$ (1,223)	$ (10)	$ 710

Total workforce reductions in which severance costs were incurred related to the cost reduction initiatives included terminations for 246 employees, which include reductions of 31 employees in the Americas, 214 employees in EMEA, and one employee in Asia-Pacific.

8. Long-Term Debt

Long-term debt is summarized as follows at December 31, (in thousands):

	2012	2011
Borrowings under the new revolving credit facility (the "New Credit Agreement")	$ 39,300	$ —
Borrowings under the previous revolving credit facility (the "Previous Credit Agreement")	—	30,000
Capital leases	45	68
Notes payable (the "Notes")	1,010	5,095
Other debt	1,444	—
Total long-term debt	41,799	35,163
Less current portion of long-term debt	(2,190)	(4,112)
Total long-term debt, non-current	$ 39,609	$ 31,051

Credit Facilities

On March 5, 2012, certain foreign subsidiaries of FWI (the "designated borrowers") and FWI entered into a new credit agreement with a banking syndicate led by JPMorgan Chase Bank, N.A., as Administrative Agent (the "New Credit Agreement"). The New Credit Agreement, which matures on February 28, 2017, provides a revolving credit facility of up to $75.0 million. A portion of the amount available under the New Credit Agreement (not in excess of $20.0 million) is available for the issuance of letters of credit. In addition, a portion of the amount available under the New Credit Agreement (not in excess of $7.5 million in the aggregate) is available for swing line loans to FWI. The loans outstanding to the foreign subsidiary designated borrowers under the New Credit Agreement may not exceed $50.0 million in the aggregate.

The proceeds from the initial borrowing on the New Credit Agreement were $30.0 million and were used to repay the amounts outstanding under the Previous Credit Agreement, which was scheduled to mature in January 2013, at which time the Previous Credit Agreement was terminated by the Company. Letters of credit issued under the Previous Credit Agreement were replaced with similar letters of credit under the New Credit Agreement. There were no material circumstances surrounding the termination of the Previous Credit Agreement and no material early termination penalties were incurred by the Company.

On June 29, 2012, FWI borrowed an additional $9.3 million under its New Credit Agreement to fund the purchase of HSC. As of December 31, 2012, $39.3 million was outstanding under the New Credit Agreement. Borrowings under the New Credit Agreement bear interest at variable rates (based on the prime rate, federal funds rate or Eurocurrency rate, at the option of the borrower, including a margin above such rates, and subject to an adjustment based on a calculated funded debt to Adjusted EBITDA ratio (the "Leverage Ratio" as defined in the New Credit Agreement)), which was 2.0% at December 31, 2012. The New Credit Agreement contains a commitment fee, which ranges from 0.25% to 0.30% based on the Leverage Ratio (0.25% at December 31, 2012), and is based on the unused portion of the amount available under the New Credit Agreement. Adjusted EBITDA is net income (loss) plus interest, income taxes, depreciation and amortization, and other non-cash expenses minus income tax credits and non-cash items increasing net income (loss) as defined in the New Credit Agreement. All obligations under the New Credit Agreement are guaranteed by FWI and certain of its subsidiaries under a guaranty and collateral agreement, and are secured by a first priority lien on FWI and certain of its subsidiaries' assets (which approximates $146.6 million as of December 31, 2012). The Parent Company has granted a security interest in its stock of FWI as collateral security for the lenders under the New Credit Agreement, but is not a party to the New Credit Agreement.

The New Credit Agreement includes financial covenants, which require that the Company maintain: (i) a Leverage Ratio of no more than 2.75 to 1.00 as of the last day of each fiscal quarter, measured on a trailing four-quarters basis, (ii) a fixed charge coverage ratio of at least 1.25 to 1.00, defined as Adjusted EBITDA minus capital expenditures / interest plus cash taxes plus scheduled payments of debt plus Restricted Payments made (i.e. all dividends, distributions and other payments in respect of capital stock, sinking funds or similar deposits on account thereof or other returns of capital, redemption or repurchases of equity interests, and any payments to Parent or its subsidiaries (other than FWI and its subsidiaries)), and (iii) a minimum asset coverage of at least 1.50 to 1.00, defined as cash plus net accounts receivable plus net inventory plus net property, plant and equipment of FWI and its material subsidiaries that are subject to a first priority perfected lien in favor of the Administrative Agent and the Lenders / Funded Debt. FWI is also subject to certain other compliance provisions including, but not limited to, restrictions on indebtedness, guarantees, dividends and other contingent obligations and transactions. Events of default under the New Credit Agreement include customary events, such as change of control, breach of covenants and breach of representations and warranties. At December 31, 2012, FWI was in compliance with all covenants under the New Credit Agreement.

Considering the outstanding borrowings of $39.3 million, and $1.6 million related to outstanding letters of credit, the unused borrowing capacity under the New Credit Agreement was $34.1 million at December 31, 2012.

In 2009, FWI and certain foreign subsidiaries of FWI entered into a credit agreement dated July 31, 2009 with a banking syndicate comprising Bank of America, N.A. and Compass Bank (the "Previous Credit Agreement"). The Previous Credit Agreement provided a revolving credit facility of up to $50.0 million, with a portion of the amount available under the Previous Credit Agreement (not in excess of $20.0 million) available for the issuance of letters of credit. In addition, a portion of the amount available under the Previous Credit Agreement (not in excess of $5.0 million in the aggregate) was available for swing line loans to FWI.

At December 31, 2011, $30.0 million was outstanding under the Previous Credit Agreement. Borrowings under the Previous Credit Agreement bore interest at variable rates (based on the prime rate, federal funds rate or Eurocurrency rate, at the option of the borrower, including a margin above such rates, and were subject to an adjustment based on a calculated funded debt to Adjusted EBITDA ratio), which was 2.3% at December 31, 2011. The Previous Credit Agreement also contained a commitment fee, which ranged between 0.25% to 0.30% based on the funded debt to Adjusted EBITDA ratio, and was 0.25% at December 31, 2011, based on the unused portion of the amount available under the Previous Credit Agreement.

Notes Payable and Other Debt

In connection with the acquisition of SLM, on February 23, 2011, FWI entered into a consent and waiver agreement as it related to the Previous Credit Agreement. Pursuant to the consent and waiver agreement, Bank of America, N.A. and Compass Bank consented to the SLM acquisition and waived any default or event of default for certain debt covenants that would arise as a result of the SLM acquisition. FWI funded the cost of the acquisition with $5.0 million in cash and by issuing notes to the sellers' equity holders (the "Notes") for $5.1 million ($2.9 million denominated in U.S. dollars and $2.2 million denominated in Australian dollars) payable in installments, through February 23, 2013. All obligations under the Notes are secured by a first priority lien on the assets acquired in the acquisition. Upon full settlement of the Notes and release of the lien by the sellers' equity holders, the acquired assets will become assets secured under the New Credit Agreement. At December 31, 2012 and 2011, $1.0 million and $5.1 million, respectively, was outstanding under the Notes. The Notes bear interest at a fixed rate of 2.5% per annum.

In 2012, the Company incurred $1.4 million of debt in connection with an asset purchase. The debt is payable in installments with approximately $1.2 million due in 2013 and approximately $0.1 million due in both 2014 and 2015.

At December 31, 2012, debt maturities on consolidated debt were as follows (in thousands):

2013	$ 2,180
2014	137
2015	137
2016	—
2017	39,300
Total long-term debt	$ 41,754
Capital leases	45
Total long-term debt and capital lease	$ 41,799

9. Retirement Plans

The Company has a defined contribution plan which covers substantially all eligible domestic employees and provides for varying levels of employer matching. Company contributions to this plan were $1.4 million, $1.3 million and $1.2 million for 2012, 2011 and 2010, respectively.

Two of the Company's foreign subsidiaries have defined benefit pension plans, one plan covering certain of its U.K. employees (the "U.K. Plan") and the other covering certain of its Norwegian employees (the "Norwegian Plan"). As the Norwegian Plan represents less than three percent of both the Company's total pension plan liabilities and total pension plan assets, only the schedules of net periodic pension cost (benefit) and changes in benefit obligation and plan assets include combined amounts from the two plans, while all other assumption, detail and narrative information relates solely to the U.K. Plan.

Benefits for the U.K. Plan are based on the average of the employee's salary for the last three years of employment. Generally, the employee contributes 6.5% to 12.0% and the employer contributes up to 12.0% of pay. Plan assets are primarily invested in unitized pension funds managed by U.K. registered fund managers. The most recent valuation of the U.K. Plan was performed as of December 31, 2012. Estimated annual defined benefit pension plan contributions are assumed to be consistent with the current expected contribution level of $1.1 million.

Pension benefit costs and liabilities are dependent on assumptions used in calculating such amounts. The primary assumptions include factors such as discount rates, expected investment return on plan assets, mortality rates and retirement rates. The discount rate assumption used to determine end of year benefit obligations was 4.3%. These rates are reviewed annually and adjusted to reflect current conditions. These rates are determined appropriate based on reference to yields. The compensation increase rate of 2.7% per year is based on historical experience. The expected return on plan assets of 5.7% for 2013 is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations) and correlations of returns among the asset classes that comprise the plans' asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumptions are primarily long-term, prospective rates of return. Mortality and retirement rates are based on actual and anticipated plan experience. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect pension and postretirement obligation and future expense.

Net pension cost included the following components for the years ended December 31, (in thousands):

	2012	2011	2010
Net periodic pension cost (benefit):			
Service cost	$ 1,032	$ 886	$ 835
Interest cost	3,588	3,842	3,672
Expected return on plan assets	(3,174)	(3,744)	(3,603)
Amortization of prior service cost	(97)	(98)	(94)
Amortization of net actuarial loss	941	652	1,085
Net periodic pension cost (benefit)	$ 2,290	$ 1,538	$ 1,895

The weighted average assumptions used to determine benefit obligations at December 31, are as follows:

	2012	2011
Discount rate	4.3%	5.0%
Rate of compensation increase	2.7%	3.4%
Inflation	2.7%	2.9%

The weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, are as follows:

	2012	2011
Discount rate	5.0%	5.7%
Expected long-term return on plan assets	5.3%	6.3%
Rate of compensation increase	3.4%	4.0%
Inflation	2.9%	3.5%

The plan actuary determines the expected return on plan assets based on a combination of expected yields on equity securities and corporate bonds and considering historical returns.

The expected long-term rate of return on plan assets is determined based on the weighted average of expected returns on asset investment categories as follows: 5.7% overall, 7.0% for equities and 3.7% for bonds.

The following table sets forth the changes in the benefit obligation and plan assets for the years ended December 31, (in thousands):

	2012	2011
Projected benefit obligation:		
Beginning of year	$ 72,499	$ 67,165
Service cost	1,032	886
Interest cost	3,588	3,841
Participants' contributions	229	233
Actuarial loss (gain)	6,973	3,553
Benefits paid	(2,700)	(2,706)
Foreign currency translation adjustment and other	3,437	(473)
End of year	85,058	72,499
Fair value of plan assets:		
Beginning of year	60,125	58,733
Actual gain on plan assets	4,716	2,800
Employer contributions	1,431	1,343
Participants' contributions	229	233
Benefits paid	(2,700)	(2,707)
Foreign currency translation adjustment	2,721	(277)
End of year	66,522	60,125
Excess projected obligation under (over) fair value of plan assets at end of year	$ (18,536)	$ (12,374)
Amounts recognized in accumulated other comprehensive income:		
Net actuarial loss	$ 22,565	$ 17,204
Prior service cost (credit)	(377)	(455)
Net amount recognized in accumulated other comprehensive income	$ 22,188	$ 16,749

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are $1.3 million for the defined pension plan.

The accumulated benefit obligation for the U.K. Plan was $78.7 million and $64.4 million at December 31, 2012 and 2011, respectively. The U.K. Plan has had no new participants added since the plan was frozen in 1994.

At December 31, 2012, expected future benefit payments, which reflect expected future service, are as follows for the years ended December 31, (in thousands):

2013	$ 2,937
2014	3,314
2015	3,358
2016	3,607
2017	3,873
2017-2021	23,647
Total	$ 40,736

The following table summarizes the plan assets of the U.K. Plan measured at fair value on a recurring basis (at least annually) as of December 31, (in thousands):

Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2) (a)	Significant Unobservable Inputs (Level 3) (a)
2012:				
Cash	$ 232	$ 232	$ —	$ —
Equity securities:				
U.K. equity (b)	13,281	—	13,281	—
U.S. equity index (c)	3,308	—	3,308	—
European equity index (d)	3,480	—	—	3,480
Pacific rim equity index (e)	2,698	—	—	2,698
Japanese equity index (f)	1,976	—	—	1,976
Emerging markets equity index (g)	1,689	—	—	1,689
Diversified growth fund (h)	12,057	—	—	12,057
Fixed income securities:				
Corporate bonds (i)	12,709	—	—	12,709
U.K. government fixed income securities (j)	2,557	—	2,557	—
U.K. government index-linked securities (k)	10,794	—	10,794	—
Total as of December 31, 2012	$ 64,781	$ 232	$ 29,940	$ 34,609
2011:				
Cash	$ 129	$ 129	$ —	$ —
Equity securities:				
U.K. equity (b)	12,011	—	12,011	—
U.S. equity index (c)	2,972	—	2,972	—
European equity index (d)	2,928	—	—	2,928
Pacific rim equity index (e)	2,411	—	—	2,411
Japanese equity index (f)	1,664	—	—	1,664
Emerging markets equity index (g)	1,429	—	—	1,429
Diversified growth fund (h)	10,751	—	—	10,751
Fixed income securities:				
Corporate bonds (i)	11,981	—	—	11,981
U.K. government fixed income securities (j)	2,418	—	2,418	—
U.K. government index-linked securities (k)	9,981	—	9,981	—
Total as of December 31, 2011	$ 58,675	$ 129	$ 27,382	$ 31,164

a) The net asset value of the commingled equity and fixed income funds are determined by prices of the underlying securities, less the funds' liabilities, and then divided by the number of shares outstanding. As the funds are not traded in active markets, the commingled funds are classified as Level 2 or Level 3 assets. The net asset value is corroborated by observable market data (e.g., purchase or sale activities) for Level 2 assets.

b) This category includes investments in U.K. companies and aims to achieve a return that is consistent with the return of the FTSE All-Share Index.

c) This category includes investments in a variety of large and small U.S. companies and aims to achieve a return that is consistent with the return of the FTSE All-World USA Index.

d) This category includes investments in a variety of large and small European companies and aims to achieve a return that is consistent with the return of the FTSE All-World Developed Europe ex-U.K. Index.

e) This category includes investments in a variety of large and small companies across the Australian, Hong Kong, New Zealand and Singapore markets and aims to achieve a return that is consistent with the return of the FTSE-All-World Developed Asia Pacific ex-Japan Index.

f) This category includes investments in a variety of large and small Japanese companies and aims to achieve a return that is consistent with the return of the FTSE All-World Japan Index.

g) This category includes investments in companies in the Emerging Markets to achieve a return that is consistent with the return of the IFC Investable Index ex-Malaysia.

h) This category includes investments in diversified portfolio of equity, bonds, alternatives and cash markets and aims to achieve a return that is consistent with the return of the Libor GBP 3 month +3% Index.

i) This category includes investment grade corporate bonds denominated in sterling and aims to achieve a return consistent with the iBoxx £ Non-Gilts Over 15 Years Index. This index consists of bonds with a maturity period of 15 years or longer.

j) This category includes investments in U.K. government fixed income securities (gilts) that have a maturity period of 25 years or longer and aims to achieve a return consistent with the FTSE UK Gilt Over 25 Years Index.

k) This category includes investments in U.K. government index-linked securities (index-linked gilts) that have a maturity period of 5 years or longer and aims to achieve a return consistent with the FTSE UK Gilts Index-Linked Over 5 Years Index and the FTSE UK Gilts Index-Linked Over 25 Years Index.

The following table sets forth a summary of changes in the fair value of the Level 3 assets for the year ended December 31, 2012:

Balance at December 31, 2011	$ 31,164
Transfers in	—
Purchases	341
Sales	(1,148)
Unrealized gain (loss)	2,793
Foreign currency adjustments	1,459
Balance at December 31, 2012	$ 34,609

There were no transfers related to the Company's Level 3 assets during the years ended December 31, 2012 or 2011.

Investment objectives for the U.K. Plan, as of December 31, 2012, are to:

- optimize the long-term return on plan assets at an acceptable level of risk
- maintain a broad diversification across asset classes
- maintain careful control of the risk level within each asset class

The trustees of the U.K. Plan have established a long-term investment strategy comprising global investment weightings targeted at 40% (range of 37% to 43%) for equity securities, 40% (range of 37% to 43%) for debt securities and 20% (range 17% to 25%) for an actively managed absolute return fund which holds a combination of debt and equity securities. Selection of the targeted asset allocation was based upon a review of the expected return and risk characteristics of each asset class, as well as the correlation of returns among asset classes. Actual allocations to each asset class vary from target allocations due to periodic investment strategy changes, market value fluctuations and the timing of benefit payments and contributions.

The following table sets forth the weighted average asset allocation and target asset allocations for the years ended December 31, by asset category, as of the measurement dates of the plan:

	Asset Allocations		Target Asset Allocations	
	2012	2011	2012	2011
Equity securities	59.6%	58.2%	40.0%	40.0%
Debt securities	40.4%	41.6%	40.0%	40.0%
Other[1]	0.0%	0.2%	20.0%	20.0%
Total	100.0%	100.0%	100.0%	100.0%

[1] Allocated to an actively managed absolute return fund which holds a combination of equity and debt securities

10. Stockholders' Equity

The holders of shares of the Company's common stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. Each share of common stock is entitled to participate equally in dividends, when and if declared, and in the distribution of assets in the event of liquidation, dissolution or winding up of the Company, subject in all cases to any rights of outstanding preferred stock.

Series B Preferred Stock

On April 15, 2008, the Board of Directors of the Company declared a dividend distribution of one stock purchase right ("Right") for each outstanding share of common stock to stockholders of record on April 19, 2008. These Rights are substantially similar to, and were issued in replacement of, the rights that expired on April 19, 2008, pursuant to the Company's then existing Stockholders Rights Plan. Pursuant to the replacement Stockholders Rights Plan, each Right entitles the holder, upon the occurrence of certain events, to purchase from the Company one one-hundredth of a share of Series B Junior Participating Preferred Stock, no par value, at a price of $48, subject to adjustment. The Rights will not become transferable from the common stock or become exercisable until a person or group either acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer that would result in ownership of 20% or more, whichever occurs earlier. The Rights, which expire on April 19, 2018, are redeemable in whole, but not in part, at the Company's option at any time for a price of $0.01 per Right. As of December 31, 2012 and 2011, there were 400,000 Series B Preferred Shares authorized and none were outstanding.

Stock Option Plans

The Company has stock option plans and agreements for officers, directors and key employees which allow for the issuance of stock options, restricted stock, restricted stock units and stock appreciation rights. The options granted under these plans and agreements generally vest over periods of up to five years and expire between five to ten years after the grant date. All options were granted at prices greater than or equal to the market price at the date of grant. The stock option plan has 6,100,000 shares authorized and 922,696 shares were available for additional issuance at December 31, 2012.

For the years ended December 31, 2012, 2011 and 2010, total compensation cost charged against income and included in selling, general, and administrative expenses, for stock-based compensation arrangements was $0.9 million, $0.7 million and $0.9 million, respectively. The expense for the twelve months ended December 31, 2012 includes $0.1 million associated with the accelerated vesting of awards in connection with the retirement of one of the Company's directors. The expense for the twelve months ended December 31, 2010, includes $0.2 million associated with accelerated vesting of awards in connection with the retirement of the former Chairman and Chief Executive Office of the Company. The total unrecognized tax benefit related to stock options and restricted stock as of December 31, 2012 and 2011 was approximately $0.6 million and $0.5 million, respectively. The unrecognized tax benefit related to the disposition of stock options and vesting of restricted stock was less than $0.1 million for the year ended December 31, 2012, and was approximately $0.4 million and $0.2 million for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2012, the total unrecognized compensation expense related to stock options was $2.0 million. The total unrecognized compensation expense related to stock options will be recognized over a weighted-average period of 2.7 years.

The Company uses the Black-Scholes option-pricing model ("Black-Scholes") as its method of valuation under FASB ASC 718-10 and a single option award approach. This fair value computation is then amortized on a straight-line basis over the requisite service periods of the options, which is generally the vesting period. The fair value of stock-based payment awards on the date of grant as determined by the Black-Scholes model is affected by the Company's stock price on the date of the grant as well as other assumptions. Assumptions utilized in the fair value calculations include the expected stock price volatility over the term of the awards (estimated using the historical volatility of the Company's stock price), the risk free interest rate (based on the U.S. Treasury Note rate over the expected term of the option), the dividend yield (assumed to be zero, as the Company has not paid, nor anticipates paying any cash dividends), and employee stock option exercise behavior and forfeiture assumptions (based on historical experience and other relevant factors).

The weighted-average estimated value of employee stock options granted in 2012, 2011 and 2010 were estimated using the Black-Scholes model with the following weighted-average assumptions:

	2012	2011	2010
Expected volatility	61.1% to 61.8%	58.9% to 59.8%	58.0% to 64.9%
Risk-free interest rate	0.9% to 1.1%	1.4% to 2.7%	1.7% to 2.6%
Expected dividends	0%	0%	0%
Expected term in years	6.0 to 6.3	6.5	5.0 to 6.5

The Company granted options to purchase 904,158, 115,000 and 555,000 shares of its common stock during 2012, 2011 and 2010, respectively, that generally vest annually over three to five years. All options were granted at prices equal to the market price at the date of grant. The weighted average fair market value of options granted during 2012, 2011 and 2010 was $2.63, $3.95 and $2.98 per option, respectively. The maximum contractual term of the stock options is 10 years. The Company uses authorized but unissued shares of common stock for stock option exercises pursuant to the Company's stock option plans and treasury stock for issuances outside of the plan.

The changes in stock options outstanding for the Company's plan for the years 2012, 2011 and 2010 were as follows:

Options	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value ($000's)
Outstanding at January 1, 2010	972,283	$ 4.08	
Granted	555,000	$ 5.21	
Exercised	(188,500)	$ 3.15	
Forfeited or expired	(30,000)	$ 3.93	
Outstanding at December 31, 2010	1,308,783	$ 4.68	
Granted	115,000	$ 6.80	
Exercised	(279,283)	$ 3.78	
Forfeited or expired	(116,000)	$ 5.07	
Outstanding at December 31, 2011	1,028,500	$ 5.12	
Granted	904,158	$ 4.65	
Exercised	(149,000)	$ 3.92	
Forfeited or expired	(520,720)	$ 5.38	
Outstanding at December 31, 2012	1,262,938	$ 4.82	983
Exercisable at December 31, 2012	415,700	$ 4.54	437

The aggregate fair value of stock options exercised during the years ended December 31, 2012, 2011 and 2010 was $0.2 million, $0.6 million and $0.2 million, respectively. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2012, 2011 and 2010 was $0.2 million, $0.7 million and $0.7 million, respectively.

A summary of the status of the Company's nonvested stock options for the year ended December 31, 2012, is as follows:

	Options	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2011	553,100	$ 3.26
Granted	904,158	$ 4.65
Vested	(133,300)	$ 2.73
Forfeited	(476,720)	$ 2.80
Nonvested at December 31, 2012	847,238	$ 2.78

The aggregate intrinsic value of stock options vested during the years ended December 31, 2012, 2011, and 2010 was $0.1 million, $0.3 million and $0.5 million, respectively. The aggregate fair value of stock options vested during the years ended December 31, 2012, 2011 and 2010 was $0.4 million, $0.5 million and $0.5 million, respectively.

At December 31, 2012, the range of option exercise prices, number of options granted, number of options exercisable and weighted average exercise price, are as follows:

	Options		Average Exercise Price per		Average Outstanding Remaining Contractual Life (Years)	Average Exercisable Remaining Contractual Life (Years)
Range of Exercise Price	Outstanding	Exercisable	Outstanding Options	Exercisable Options		
$2.38 - $3.93	213,500	151,500	$ 3.26	$ 3.03	4.3	3.6
$4.54 - $5.10	854,438	203,200	$ 4.75	$ 4.96	7.5	2.8
$6.37 - $7.08	195,000	61,000	$ 6.85	$ 6.85	8.2	8.1
	1,262,938	415,700	$ 4.82	$ 4.54	7.0	3.9

At December 31, 2011, the range of option exercise prices, number of options granted, number of options exercisable and weighted average exercise price, are as follows:

	Options		Average Exercise Price per		Average Outstanding Remaining Contractual Life (Years)	Average Exercisable Remaining Contractual Life (Years)
Range of Exercise Price	Outstanding	Exercisable	Outstanding Options	Exercisable Options		
$2.30 - $3.93	283,500	188,000	$ 3.05	$ 2.67	4.8	3.7
$4.16 - $5.40	438,000	222,400	$ 4.88	$ 5.00	4.9	3.0
$6.11 - $11.88	307,000	65,000	$ 7.38	$ 8.93	8.3	5.5
	1,028,500	475,400	$ 5.12	$ 4.62	5.9	3.6

Cash received from option exercises under the stock option plans for the years ended December 31, 2012, 2011 and 2010 was $0.6 million, $0.3 million and $0.6 million, respectively.

Restricted Stock

Restricted stock and restricted stock units are issued under the Company's stock option plan. Restricted stock is an award of shares of the Company's common stock (which have full voting rights but are restricted with regard to sale or transfer). Restricted stock is independent of stock option grants and is generally subject to forfeiture if service terminates prior to the vesting of the restricted stock. A restricted stock unit is an award of units of the Company's common stock. Restricted stock units are generally subject to forfeiture if service and performance requirements are not met. The Company expenses the cost of restricted stock, which is determined to be the fair value of the restricted stock at the date of grant, on a straight-line basis over the vesting period. For these purposes, the fair value of the restricted stock is determined based on the closing price of the Company's common stock on the grant date.

During 2010, the Company granted 60,000 shares of restricted stock to its directors at a grant date fair value of $3.85 per share that cliff vest at the end of three years and may not be sold until they cease to be a director of the Company. The fair value of the restricted stock issued in 2010 was determined based on the Company's closing stock price on the date of grant, and totaled $0.2 million.

During 2011, the Company granted 30,000 shares of restricted stock to three of its directors at a grant date fair value of $7.08 per share and 10,000 shares of restricted stock to one of its directors at a grant date fair value of $6.89 per share that cliff vest at the end of three years and may not be sold until they cease to be a director of the Company. The Company also granted 95,841 restricted stock units at a grant date fair value of $7.46 per share that vest over eight years subject to achieving certain performance conditions. The fair value of the restricted stock issued in 2011 was determined based on the Company's closing stock price on the date of grant, and totaled $1.0 million. As the performance criteria under the plan have not been met through December 31, 2012, 25% of the performance-based restricted stock units have been forfeited.

During 2012, the Company granted 40,000 shares of restricted stock to its directors at a grant date fair value of $6.99 per share that cliff vest at the end of three years, or immediately upon retirement, and may not be sold until they cease to be a director of the Company. The Company also granted 154,721 restricted stock units to certain employees at a grant date fair value of $6.99 per share that vest over three years and 402,469 restricted stock units at a grant date fair value of $4.63 that vest over three years subject to achieving certain performance conditions. The fair value of the restricted stock issued in 2012 was determined based on the Company's closing stock price on the date of grant, and totaled $3.2 million. As the performance criteria under the plan have not been met through December 31, 2012, 33.3% of the performance-based stock options and restricted stock units have been forfeited.

A summary of the status of the Company's nonvested restricted stock and restricted stock units for the year ended December 31, 2012, is as follows:

Restricted Stock and Restricted Stock Units	Shares / Units	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Contractual Term (Year)
Nonvested at December 31, 2011	212,437	$ 5.86	6.0
Granted	597,190	$ 5.40	
Vested	(70,000)	$ 5.01	
Forfeited	(190,309)	$ 5.24	
Nonvested at December 31, 2012	549,318	$ 5.68	2.6

At December 31, 2012, total unrecognized compensation expense related to non-vested restricted stock of approximately $2.3 million is expected to be recognized over the weighted-average period of 2.6 years. The aggregate fair value of restricted stock vested during the period ended December 31, 2012 was $0.4 million.

11. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss in the equity section of the consolidated balance sheets includes the following at December 31, (in thousands):

	2012	2011
Net actuarial loss and prior service credit	$ (22,188)	$ (16,749)
Less: deferred tax benefit	5,335	4,225
Net of tax	(16,853)	(12,524)
Foreign currency translation adjustment	2,239	2
Total accumulated other comprehensive loss	$ (14,614)	$ (12,522)

Other comprehensive income (loss) in the consolidated statement of comprehensive income (loss) includes the following for the years ended December 31, (in thousands):

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
2012:			
Defined benefit pension plans:			
Prior service cost arising during period	$ (175)	$ 36	$ (139)
Net loss arising during period	(5,361)	1,094	(4,267)
Less: Amortization of prior service cost included in net periodic pension cost	97	(20)	77
Defined benefit pension plans, net	(5,439)	1,110	(4,329)
Foreign currency translation adjustments	2,237	—	2,237
Other comprehensive income (loss)	$ (3,202)	$ 1,110	$ (2,092)
2011:			
Defined benefit pension plans:			
Prior service cost arising during period	$ (195)	$ 35	$ (160)
Net loss arising during period	(3,687)	670	(3,017)
Less: Amortization of prior service cost included in net periodic pension cost	98	(18)	80
Defined benefit pension plans, net	(3,784)	687	(3,097)
Foreign currency translation adjustments	(1,022)	—	(1,022)
Other comprehensive income (loss)	$ (4,806)	$ 687	$ (4,119)
2010:			
Defined benefit pension plans:			
Prior service cost arising during period	$ (213)	$ 63	$ (150)
Net gain arising during period	5,056	(1,488)	3,568
Less: Amortization of prior service cost included in net periodic pension cost	94	(28)	66
Defined benefit pension plans, net	4,937	(1,453)	3,484
Foreign currency translation adjustments	(260)	—	(260)
Other comprehensive income (loss)	$ 4,677	$ (1,453)	$ 3,224

Foreign currency translation adjustments generally are not adjusted for income taxes as they relate to indefinite investments in foreign subsidiaries.

12. Income Taxes

Income (loss) before income tax (expense) benefit is comprised of the following components for the years ended December 31, (in thousands):

	2012	2011	2010
Domestic operations	$ 7,565	$ 12,156	$ 7,928
Foreign operations	(1,395)	7,152	5,338
Income before income taxes	$ 6,170	$ 19,308	$ 13,266

Income tax (expense) benefit is comprised of the following components for the years ended December 31, (in thousands):

	Federal	Foreign	State	Total
2012:				
Current	$ (170)	$ (2,995)	$ (759)	$ (3,924)
Deferred	(2,386)	1,090	(145)	(1,441)
Total income tax expense	$ (2,556)	$ (1,905)	$ (904)	$ (5,365)
2011:				
Current	$ (160)	$ (3,660)	$ (860)	$ (4,680)
Deferred	8,874	161	307	9,342
Total income tax (expense) benefit	$ 8,714	$ (3,499)	$ (553)	$ 4,662
2010:				
Current	$ (155)	$ (2,844)	$ (495)	$ (3,494)
Deferred	—	(255)	(31)	(286)
Total income tax expense	$ (155)	$ (3,099)	$ (526)	$ (3,780)

The differences between the amount of tax expense provided and the amount of tax expense computed by applying the statutory federal income tax rate to income before income taxes for the years ended December 31, are as follows (in thousands):

	2012	2011	2010
Expected tax expense at the statutory federal rate of 35%	$ (2,160)	$ (6,758)	$ (4,643)
(Increase) decrease in taxes resulting from:			
Change in valuation allowance	(2,422)	14,026	699
State income taxes, net	(588)	(1,022)	(526)
Foreign tax rate differences	374	(415)	1,047
Non-deductible expenses	(316)	(131)	(232)
Stock-based compensation and other	(253)	(1,038)	(125)
Total income tax (expense) benefit	(5,365)	4,662	(3,780)

Income tax expense differs from the expected tax at statutory rates due primarily to the change in valuation allowance for deferred tax assets and different tax rates in the various state and foreign jurisdictions. Additionally, the aggregate tax expense is not always consistent when comparing periods due to the change in mix of income before income taxes between domestic and foreign operations and within the foreign operations.

At December 31, 2012, the Company had available domestic federal tax net operating loss carryforwards (" NOLs") of $11.0 million, which will expire, if unused, as follows: $3.0 million in 2025, $4.0 million in 2026 and $4.0 million in 2029. The utilization of these NOLs could be subject to significant limitation in the event of a "change in ownership", as defined in the Internal Revenue Code, which might be caused by purchases or sales of the Company's securities by persons or groups now or in the future having 5% or greater ownership of the Company's common stock.

Deferred tax assets and liabilities result from temporary differences between the U.S. GAAP and tax treatment of certain income and expense items. The Company must assess and make estimates regarding the likelihood that the deferred tax assets will be recovered. To the extent that it is determined the deferred tax assets will not be recovered, a valuation allowance is established for such assets. In making such a determination, the Company must take into account positive and negative evidence, including projections of future taxable income and assessments of potential tax planning strategies. At December 31, 2012 and 2011, the Company's valuation allowance was $8.5 million and $6.0 million, respectively. At the end of 2011, based on the Company's assessment of future taxable income, it was determined that the net deferred tax assets in the United States were expected to be realized and accordingly the valuation allowance on federal deferred tax assets was reversed. This reversal of the valuation allowance, net of the utilization of domestic net operating losses and other related deferred tax changes of approximately $6.3 million during 2011, resulted in a deferred tax benefit of approximately $7.7 million which was recognized in 2011. The net deferred tax assets at December 31, 2012 and 2011 relate to U.S. federal and state, and foreign tax items.

The Company recognizes the income tax benefit associated with certain stock compensation deductions when such deductions produce a reduction in the Company's current tax liability. Accordingly, the Company did not recognize the benefit of the tax deductions upon the exercise of stock options or vesting of restricted stock in any of the years ended December 31, 2012, 2011 or 2010. The benefit will be recorded in future periods when the Company realizes the income tax benefit with an offset to income taxes payable.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, are as follows (in thousands):

	2012	2011
Deferred tax assets:		
Federal net operating loss carryforwards	$ 2,322	$ 5,535
Alternative minimum tax credit carryforwards	3,225	3,046
State net operating loss carryforwards	586	731
Accrued expenses	3,346	2,812
Foreign subsidiaries, primarily NOLs, pension and accrued expenses	15,270	10,229
Other	1,066	831
Total gross deferred tax assets	25,815	23,184
Deferred tax liabilities:		
Property and equipment and other long-term assets	(5,028)	(4,784)
Foreign deferred tax liabilities, primarily property and equipment	(543)	(332)
Net deferred tax asset before valuation allowance	20,244	18,068
Less valuation allowance	(8,531)	(5,954)
Net deferred tax asset	$ 11,713	$ 12,114

Current net deferred tax assets of $7.6 million and $6.9 million and long-term net deferred tax assets of $5.3 million and $5.6 million were recorded at December 31, 2012 and 2011, respectively. Long-term deferred tax liability of $1.2 million and $0.4 million were recorded at December 31, 2012 and 2011, respectively. In 2012 and 2011, a deferred tax benefit of $1.1 million and $0.7 million, respectively, related to changes in pension net actuarial loss and prior service credit were recorded in other comprehensive income.

A reconciliation of the change in the unrecognized tax benefits for the years December 31, is as follows (in thousands):

	2012	2011	2010
Balance at beginning of year	$ 1,053	$ 803	$ 1,007
Additions based on tax positions	381	447	256
Reductions due to lapses of statutes of limitations	(285)	(197)	(460)
Balance at end of year	$ 1,149	$ 1,053	$ 803

Unrecognized tax benefits at December 31, 2012, 2011 and 2010 of $1.1 million, $1.1 million and $0.8 million, respectively, for uncertain tax positions related primarily to transfer pricing are included in other liabilities on the consolidated balance sheets and would impact the effective tax rate for certain foreign jurisdictions if recognized. The Company incurred no significant interest or penalties for any of the years ended December 31, 2012, 2011 or 2010.

The Company and its subsidiaries file numerous consolidated and separate income tax returns in the United States as well as various foreign jurisdictions. The Company's U.S. federal income tax returns for 2009 and subsequent years remain subject to examination. Additionally, NOLs originating in years prior to 2009 could be subject to examination to the extent of the loss carryforwards. All material foreign income tax matters have been concluded for years through 2006. Undistributed earnings of the Company's foreign subsidiaries are considered to be permanently reinvested and, accordingly, no provision for U.S. federal or state income taxes has been provided thereon.

13. Commitments and Contingencies

The Company leases vehicles, office space, office equipment and other items of personal property under leases expiring at various dates. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. Total rent expense incurred under operating leases, including short-term leases, was $17.6 million, $18.9 million and $14.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, future minimum rental commitments under all capital leases classified as long-term debt and operating leases are as follows (in thousands):

	Capital Leases	Operating Leases
2013	$ 13	$ 8,542
2014	28	6,824
2015	11	5,471
2016	—	3,588
2017	—	1,667
Thereafter	—	3,852
Total minimum lease payments	$ 52	$ 29,944
Less amounts representing interest	(7)	
Present value of future minimum lease payments	$ 45	

The operations of the Company are subject to federal, state and local laws and regulations in the U.S. and various foreign locations relating to protection of the environment. Although the Company believes its operations are in compliance with applicable environmental regulations, there can be no assurance that costs and liabilities will not be incurred by the Company. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from operations of the Company, could result in costs and liabilities to the Company. The Company has recorded, in other liabilities, an undiscounted reserve for environmental liabilities related to the remediation of site contamination for properties in the U.S. in the amount of $0.9 million and $1.0 million as of December 31, 2012 and 2011, respectively. While there is a reasonable possibility due to the inherent nature of environmental liabilities that a loss exceeding amounts already recognized could occur, the Company does not believe such amounts would be material to its financial statements.

On September 19, 2011, John Daugherty filed a derivative shareholder petition in the County Court at Law No. 3, Dallas County, Texas, on behalf of the Company against certain of the Company's directors and executive officers (collectively "the defendants") and naming the Company as a nominal party. The petition alleged the defendants breached their fiduciary responsibilities in regard to certain internal control matters. The petitioner requested that the defendants pay unspecified damages to the Company. On October 31, 2011, the defendants filed their answer in the lawsuit as well as motions to dismiss it and on February 15, 2013, the case was dismissed.

Furmanite America, Inc., a subsidiary of the Company, is involved in disputes with a customer, INEOS USA LLC, which claims that the subsidiary failed to provide it with satisfactory services at the customer's facilities. On April 17, 2009, the customer initiated legal action against the subsidiary in the Common Pleas Court of Allen County, Ohio, alleging that the subsidiary and one of its former employees, who performed data services at one of the customer's facilities, breached its contract with the customer and failed to provide the customer with adequate and timely information to support the subsidiary's work at the customer's facility from 1998 through the second quarter of 2005. The customer's complaint seeks damages in an amount that the subsidiary believes represents the total proposed civil penalty, plus the cost of unspecified supplemental environmental projects requested by the regulatory agency to reduce air emissions at the customer's facility, and also seeks unspecified punitive damages. The subsidiary believes that it provided the customer with adequate and timely information to support the subsidiary's work at the customer's facilities and will vigorously defend against the customer's claim.

While the Company cannot make an assessment of the eventual outcome of all of these matters or determine the extent, if any, of any potential uninsured liability or damage, reserves of $1.9 million and $1.3 million, which include the Furmanite America, Inc. litigation, were recorded in accrued expenses and other current liabilities as of December 31, 2012 and 2011, respectively. While there is a reasonable possibility that a loss exceeding amounts already recognized could occur, the Company does not believe such amounts would be material to its financial statements.

The Company has other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes, after consulting with counsel, that the ultimate resolution of such contingencies will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

14. Business Segment Data and Geographical Information

The Company provides specialized technical services to an international client base that includes petroleum refineries, chemical plants, pipelines, offshore drilling and production platforms, steel mills, food and beverage processing facilities, power generation, and other flow-process industries.

An operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. For financial reporting purposes, the Company operates in three segments which comprise the Company's three geographical areas: the Americas, EMEA and Asia-Pacific.

The Company evaluates performance based on the operating income (loss) from each segment which excludes interest income and other income (expense), interest expense, and income tax expense (benefit). The accounting policies of the reportable segments are the same as those described in Note 1. Intersegment revenues are recorded at cost plus a profit margin. All transactions and balances between segments are eliminated in consolidation.

The following is a summary of the financial information of the Company's reportable segments as of and for the years ended December 31, 2012, 2011 and 2010 reconciled to the amounts reported in the consolidated financial statements (in thousands):

	Americas	EMEA	Asia-Pacific	Reconciling Items	Total
Year ended December 31, 2012:					
Revenues from external customers [1]	$ 182,806	$ 106,298	$ 37,388	$ —	$ 326,492
Intersegment revenues [2]	4,982	8,488	1,057	(14,527)	—
Operating income (loss) [3] [4]	$ 18,253	$ 3,175	$ 3,741	$ (17,657)	$ 7,512
Allocation of headquarter costs [5]	(9,787)	(5,791)	(2,079)	17,657	—
Adjusted operating income (loss)	$ 8,466	$ (2,616)	$ 1,662	$ —	$ 7,512
Depreciation and amortization	5,519	1,798	1,572	—	8,889
Income tax (expense) benefit	(3,417)	(1,536)	(412)	—	(5,365)
Total assets [6] [7]	139,815	68,247	23,566	—	231,628
Capital expenditures	6,710	1,926	650	—	9,286
Year ended December 31, 2011:					
Revenues from external customers [1]	$ 158,515	$ 118,649	$ 39,043	$ —	$ 316,207
Intersegment revenues [2]	3,130	5,792	1,340	(10,262)	—
Operating income (loss) [3] [4]	$ 19,717	$ 8,995	$ 5,404	$ (13,665)	$ 20,451
Allocation of headquarter costs [5]	(6,763)	(5,205)	(1,697)	13,665	—
Adjusted operating income (loss)	$ 12,954	$ 3,790	$ 3,707	$ —	$ 20,451
Depreciation and amortization	4,582	2,011	1,638	—	8,231
Income tax (expense) benefit	7,617	(2,270)	(685)	—	4,662
Total assets [6] [7]	114,855	67,538	24,839	—	207,232
Capital expenditures	3,960	1,544	946	—	6,450
Year ended December 31, 2010:					
Revenues from external customers [1]	$ 135,174	$ 109,373	$ 41,406	$ —	$ 285,953
Intersegment revenues [2]	2,947	7,783	243	(10,973)	—
Operating income (loss) [3] [4]	$ 16,208	$ 1,970	$ 10,891	$ (15,409)	$ 13,660
Allocation of headquarter costs [5]	(7,228)	(5,983)	(2,198)	15,409	—
Adjusted operating income (loss)	$ 8,980	$ (4,013)	$ 8,693	$ —	$ 13,660
Depreciation and amortization	3,450	1,885	1,155	—	6,490
Income tax (expense) benefit	(947)	(1,641)	(1,192)	—	(3,780)
Total assets [6] [7]	93,740	65,494	22,867	—	182,101
Capital expenditures	3,956	2,679	677	—	7,312

[1] Included in the Americas are U.S. revenues of $178.6 million, $151.1 million and $132.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. Included in EMEA are U.K. revenues of $57.2 million, $58.7 million and $46.5 million for the year ended December 31, 2012, 2011 and 2010, respectively.

[2] Reconciling Items represent eliminations or reversals of transactions between reportable segments.

[3] Reconciling Items represent certain corporate overhead costs, including executive management, strategic planning, treasury, legal, human resources, information technology, accounting and risk management, which are not allocated to reportable segments.

[4] Includes restructuring charges of $3.6 million, $0.4 million and $5.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. Includes corporate headquarter relocation charges for $1.6 million and $0.1 million for the years ended December 31, 2012 and 2011, respectively. Includes impairment charges of $0.4 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively.

[5] Represents the allocation of headquarter costs and operating income (loss) had the Company allocated such costs based on the segments' respective revenues. Historically, the Company has not allocated headquarter costs to its operating segments.

6 Included in the Americas are U.S. total assets of $136.8 million, $112.2 million and $91.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

7 Goodwill in the Americas at December 31, 2012, 2011 and 2010 totaled $7.0 million, $6.1 million and $4.9 million, respectively. Goodwill in EMEA totaled $6.6 million at each of December 31, 2012, 2011 and 2010. Goodwill in Asia-Pacific totaled $1.9 million at each of December 31, 2012 and 2011 and $1.6 million at December 31, 2010.

The following geographical area information includes total long-lived assets (which consist of all non-current assets, other than goodwill, indefinite-lived intangible assets and deferred tax assets) based on physical location at December 31, (in thousands):

	2012	2011
Americas	$ 34,532	$ 21,661
EMEA	11,417	11,114
Asia-Pacific	4,672	5,500
Total long-lived assets	$ 50,621	$ 38,275

Included in the Americas geographical area were United States property and equipment, net of $27.5 million and $19.4 million at December 31, 2012 and 2011, respectively. Included in the EMEA geographical area at December 31, 2012 and 2011 were U.K. property and equipment, net of $5.4 million and $4.7 million, respectively.

Considering the Company's global nature, and its exposure to foreign currencies, the financial results in any geographical area can be impacted by changes in currency exchange rates in any given year. In 2012, the financial results were favorably impacted in EMEA but were partially offset by unfavorable impacts in Asia-Pacific as a result of currency exchange rate changes during the year. In 2011, the financial results were favorably impacted in Asia Pacific, EMEA and the Americas as a result of currency exchange rate changes during the year. In 2010, the financial results were favorably impacted in Asia Pacific but were partially offset by unfavorable impacts in EMEA as a result of currency exchange rate changes during the year.

15. Significant Customers

No single customer accounted for more than 10% of the consolidated revenues during any of the past three fiscal years.

16. Fair Value of Financial Instruments and Credit Risk

Fair value is defined under FASB ASC 820-10, *Fair Value Measurements and Disclosures* as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under FASB ASC 820-10 must maximize the use of the observable inputs and minimize the use of unobservable inputs. The standard established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

- Level 1 — Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.
- Level 2 — Quoted prices for similar assets and liabilities in active markets; quoted prices included for identical or similar assets and liabilities that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. These are typically obtained from readily-available pricing sources for comparable instruments.
- Level 3 — Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available in the circumstances

The Company currently does not have any assets or liabilities that would require valuation under FASB ASC 820-10, except for pension assets, which is separately described in Note 9. The Company does not have any derivatives or marketable securities.

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short period to maturity of these instruments. The estimated fair value of all debt as of December 31, 2012 and 2011 approximated the carrying value due to market rates of interest.

The Company provides services to an international client base that includes petroleum refineries, chemical plants, offshore energy production platforms, steel mills, nuclear power stations, conventional power stations, pulp and paper mills, food and beverage processing plants, and other flow process facilities. The Company does not believe that it has a significant concentration of credit risk at December 31, 2012, as the Company's accounts receivable are generated from these business industries with customers located throughout the Americas, EMEA and Asia-Pacific.

17. Quarterly Financial Data (Unaudited)

Quarterly operating results for 2012 and 2011 are summarized as follows (in thousands, except per share data):

	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
2012:				
Revenues	$ 71,782	$ 85,928	$ 75,579	$ 93,203
Operating income (loss)[1 2]	$ (751)	$ 4,803	$ (728)	$ 4,188
Net income (loss)[2]	$ (830)	$ 1,844	$ (1,280)	$ 1,071
Earnings (loss) per common share:				
Basic	$ (0.02)	$ 0.05	$ (0.03)	$ 0.03
Diluted	$ (0.02)	$ 0.05	$ (0.03)	$ 0.03
2011:				
Revenues	$ 73,054	$ 83,009	$ 78,330	$ 81,814
Operating income[4 5]	$ 3,825	$ 6,607	$ 5,522	$ 4,497
Net income[6 7]	$ 4,026	$ 5,146	$ 3,582	$ 11,216
Earnings per common share:				
Basic	$ 0.11	$ 0.14	$ 0.10	$ 0.30
Diluted	$ 0.11	$ 0.14	$ 0.10	$ 0.30

1 Operating income (loss) for the quarters ended in 2012 includes restructuring charges of nil, $0.7 million, $0.1 million and $2.8 million, respectively, and corporate headquarter relocation charges of $0.8 million, $0.7 million, $0.1 million, and nil, respectively.

2 Operating income and net income for the quarter ended December 31, 2012 include an impairment charge of $0.4 million and $0.2 million, respectively, related to a write down of certain intangible assets in the Americas.

3 Net income (loss) for the quarters ended in 2012 includes restructuring charges, net of tax of nil, $0.6 million, $0.1 million and $2.7 million, respectively, and corporate headquarter relocation charges of $0.5 million, $0.4 million, $0.1 million and nil, respectively.

4 Operating income for the quarters ended in 2011 includes restructuring charges of $0.1 million, $0.2 million, $0.02 million and $0.1 million, respectively, and includes relocation charges of $0.1 million for the quarter ended December 31, 2011.

5 Operating income and net income for the quarter ended December 31, 2011 include an impairment charge of $0.9 million related to a write down of certain assets in Germany.

6 Net income for the quarter ended March 31, 2011 includes an acquisition related deferred tax benefit of $1.2 million and net income for the quarter ended December 31, 2011 includes a $7.7 million income tax benefit related to the reversal of the valuation allowance on deferred tax assets in the United States.

7 Net income for the quarters ended in 2011 includes restructuring charges, net of tax of $0.1 million, $0.1 million, $0.01 million and $0.1 million, respectively, and includes relocation charges, net of tax of $0.1 million for the quarter ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FURMANITE CORPORATION

By: /s/ JOSEPH E. MILLIRON
JOSEPH E. MILLIRON
Chief Operating Officer and President

Date: March 8, 2013

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the date indicated.

Signature	Title	Date
/s/ CHARLES R. COX CHARLES R. COX	Chief Executive Officer and Chairman (Principal Executive Officer)	March 8, 2013
/s/ ROBERT S. MUFF ROBERT S. MUFF	Chief Accounting Officer (Principal Financial and Accounting Officer)	March 8, 2013
/s/ SANGWOO AHN SANGWOO AHN	Director	March 8, 2013
/s/ KEVIN R. JOST KEVIN R. JOST	Director	March 8, 2013
/s/ RALPH PATITUCCI RALPH PATITUCCI	Director	March 8, 2013

Exhibit 21.1

FURMANITE CORPORATION SUBSIDIARY LIST

FURMANITE CORPORATION
Furmanite Germany, Inc.
Management Services Furmanite Holding GmbH
Furmanite Technische Dienstleistungen GmbH
Furmanite Industries Service GmbH
Xtria LLC
Kaneb Financial Corporation
Aggressive Equipment Company, LLC
Furmanite Worldwide, Inc.
Furmanite America Inc.
Furmanite US GSG LLC
Furmanite Canada Corp
Advance Integrity Solutions, Inc.
Self Leveling Machines, Inc.
Furmanite International Finance Limited
Furmanite Offshore Services, Inc.
Furmanite Aruba N.V.
Furmanite Holding BV
Furmanite SAS
Furmanite Mechanical Technology Services (Shanghai) Co., Ltd.
Furmanite GSG BV
Metaholding BV
Metalock BV
Furmanite BV
Furmanite Limited
Furmanite 1986
Furmanite International Ltd.
IPSCO International Limited
Furmanite Middle East SPC
Furmanite West Africa Limited
Furmanite GSG Limited
Furmanite Holding AS
Furmanite AS (Norway)
CMS: Corrosion Monitoring Services AS
Furmanite AB
Furmanite A/S
Furmanite GSG BV
Furmanite Singapore PTE Ltd.
Furmanite Malaysia LLC
Specialty Industrial Services Sdn. Bhd.
Furmanite (Malaysia) Sdn. Bhd.
Furmanite Australia Pty Ltd
Furmanite NZ Limited
Xanser Investment
Xanser Services LLC (merged with Xanser Financial July 2009)
Furmanite Kazakhstan LLP
Furmanite Azerbajian LLP
Furmanite Aruba II N.V.

as of March 2013

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Reg. Nos. 333-159632, 333-159630, 333-101996, 333-87446, 333-83968, 333-68558, 333-60195, 333-22109, 333-14071, 333-14067, 333-150127, 33-54027, and 33-41295) of Furmanite Corporation of our reports dated March 7, 2013, with respect to the consolidated financial statements of Furmanite Corporation and subsidiaries (the "Company") as of and for the year ended December 31, 2012, and to the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, which appear in this Annual Report on Form 10-K for the year ended December 31, 2012.

/s/ UHY LLP

Houston, Texas
March 7, 2013

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 8, 2012, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Furmanite Corporation on Form 10-K for the year ended December 31, 2011. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Furmanite Corporation on Forms S-8 (File Nos. 333-159632 effective June 1, 2009; 333-159630, effective June 1, 2009; 333-101996, effective December 19, 2002; 333-87446, effective May 2, 2002; 333-83968, effective March 7, 2002; 333-68558, effective August 28, 2001; 333-60195, effective July 30, 1998; 333-22109, effective February 20, 1997; 333-14071, effective October 15, 1996; 333-14067, effective October 15, 1996; 333-150127, effective April 7, 2008; 33-54027, effective June 8, 1994; and 33-41295, effective June 19, 1991).

/s/ Grant Thornton LLP

Dallas, Texas
March 8, 2013

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Charles R. Cox, certify that:

1. I have reviewed this annual report on Form 10-K of Furmanite Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ CHARLES R. COX
Charles R. Cox
Chief Executive Officer

Date: March 8, 2013

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert S. Muff, certify that:

1. I have reviewed this annual report on Form 10-K of Furmanite Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ROBERT S. MUFF
Robert S. Muff
Chief Accounting Officer
(Principal Financial and Accounting Officer)

Date: March 8, 2013

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906(A) OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, being the Chief Executive Officer of Furmanite Corporation (the "Company") hereby certifies that, to his knowledge, the Company's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the United States Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ CHARLES R. COX
Charles R. Cox
Chief Executive Officer

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 10-K. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: March 8, 2013

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 906(A) OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, being the Principal Financial Officer of Furmanite Corporation (the "Company") hereby certifies that, to his knowledge, the Company's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the United States Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ROBERT S. MUFF

Robert S. Muff
Chief Accounting Officer
(Principal Financial and Accounting Officer)

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 10-K. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: March 8, 2013

This page intentionally left blank.

Directors

Charles R. Cox
Chairman of the Board
Director since 1995

Sangwoo Ahn
Presiding Non-Executive Director,
Chairman of Audit Committee
Director since 1989

Kevin R. Jost
Director, Chairman of
Compensation Committee
Director since 2010

Ralph Patitucci
Director
Director since 2011

Officers

Charles R. Cox
Chief Executive Officer

Joseph E. Milliron
President and Chief Operating Officer

Robert S. Muff
Principal Financial Officer,
Controller and Chief Accounting Officer

William F. Fry
General Counsel and Secretary

Furmanite's stock is listed on the New York Stock Exchange – Ticker Symbol: FRM

Hard copies of Form 10K and 10Q are available free of charge upon request by contacting investors@furmanite.com or by telephone at 800-488-7973.

REGISTRAR AND STOCK TRANSFER AGENT:
AMERICAN STOCK TRANSFER & TRUST CO.
59 MAIDEN LANE
NEW YORK, NEW YORK 10038
Telephone number: (212) 936-5100

CEO CERTIFICATION HAS BEEN SUBMITTED.

Stockholders' Meeting:
May 9, 2013
10370 Richmond Avenue, Suite 600
Houston, Texas 77042

The following comparison of Furmanite Corporation to the other indices assumes that $100 was invested on December 31, 2007, in the company stock and the indices, and is based on quoted prices at the end of each of the subsequent five years. The year-end quoted price of Furmanite common stock for 2007 to 2012 was $11.80, $5.39, $3.81, $6.91, $6.31 and $5.37, respectively. Furmanite experienced an unusually significant increase in trading volume and stock price late in 2007, resulting in a much greater difference between the Furmanite common stock return in comparison to the market and technical services group indices where groups of stocks generally do not fluctuate as extensively as a single stock. The year-end quoted price of Furmanite common stock for 2006 was $4.86.


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
among Furmanite Corporation, the NYSE Composite Index and Peer Group Index
$120
$100
$80
$60
$40
$20
0
12/07
12/08
12/09
12/10
12/11
12/12
Furmanite Corp.
NYSE Composite
Peer Group Index

FURMANITE

FURMANITE CORPORATION
www.furmanite.com

10370 RICHMOND AVENUE, SUITE 600
HOUSTON, TEXAS 77042